UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
 ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
POQ Issuer, LLC

Legal status of issuer

Form
Limited Liability Company

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
May 8, 2018

Physical address of issuer
12 Ledge Rd, Old Greenwich, CT 06870

Website of issuer
https://www.pocketfulofquarters.com/

Name of intermediary through which the Offering will be conducted
OpenDeal Inc. dba "Republic", or a successor as approved by the SEC

CIK number of intermediary
0001672732

SEC file number of intermediary
007-00046

CRD number, if applicable, of intermediary
283874

Name of qualified third party "Escrow Agent" which the Offering will utilize
PrimeTrust LLC

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
6.0% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
2% of the Securities being issued in this Offering

Type of security offered
DPAs (Debt Payable by Assets)

Target number of Securities to be offered
100,000

Price (or method for determining price)
$1.00 per unit of DPA

Target offering amount
$100,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: at the sole discretion of the Intermediary

Maximum offering amount (if different from target offering amount)
$1,070,000.00

Deadline to reach the target offering amount
December 31, 2018

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
0

	Most recent fiscal year-end (December 31, 2017)	Prior fiscal year-end (December 31, 2016)
Total Assets	$0.00	$0.00
Cash & Cash Equivalents	$0.00	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	$0.00	$0.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

September 5, 2018

FORM C

Up to $1,070,000.00

POQ Issuer, LLC



DPAs (Debt Payable by Assets)

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by POQ Issuer, LLC, a Delaware limited liability company (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in DPAs (Debt Payable by Assets) of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $100,000.00 and up to $1,070,000.00 from Purchasers in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $25.00 per Purchaser (which may be waived by the Company, in its sole and absolute discretion, subject to the Intermediary's terms of service). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities—The Securities*". In order to purchase Securities, a prospective investor must complete and execute a Subscription Agreement. Purchases or "Subscriptions" may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through OpenDeal Inc. dba "Republic", or a successor as approved by the SEC (the "Intermediary"). The Intermediary will be entitled to receive 2% of the Securities being issued in this Offering related to the purchase and sale of the Securities.

	Price to Purchasers	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$25.00	$1.50	$23.50
Aggregate Minimum Offering Amount	$100,000.00	$6,000.00	$94,000.00
Aggregate Maximum Offering Amount	$1,070,000.00	$64,200.00	$1,005,800.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.
(2)   OpenDeal Inc. dba "Republic", or a successor as approved by the SEC, will receive 2% of the Securities being issued in this Offering in connection with the Offering.
(3)   The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act (the "Securities Act") and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at None no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is September 5, 2018.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE PURCHASER LIVES WITHIN CANADA, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

PRIMETRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Disclaimer of Television Presentation

The Company's officers may participate in the filming of a television series and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "Presentation"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the offering materials provided herein, should not be applied to the Company's business and operations as of the date of this offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

Table of Contents

DEFINITIONS 10
SUMMARY 11
    The Business 11
    The Offering 11
RISK FACTORS 12
    Risks Related to the Company's Business and Industry 12
    Risks Related to the Securities 30
    Regulatory Risks 35
BUSINESS 37
    Description of the Business 37
    Business Plan 37
    History of the Business 38
    The Company's Products and/or Services 38
    Competition 38
    Supply Chain and Customer Base 40
    Intellectual Property 40
    Governmental/Regulatory Approval and Compliance 40
    Litigation 40
    Managing Entity 40
    Other 41
USE OF PROCEEDS 41
MANAGERS, OFFICERS AND EMPLOYEES 42
    Managers 42
    Officers 42
    Employees 43
CAPITALIZATION AND OWNERSHIP 43
    Capitalization 43
    Ownership 44
FINANCIAL INFORMATION 44
    Operations 44
    Liquidity and Capital Resources 45
    Capital Expenditures and Other Obligations 45

Trends and Uncertainties 45
THE OFFERING AND THE SECURITIES 45
The Offering 45
The Securities 46
Restrictions on Transfer 48
Other Material Terms 49
TAX MATTERS 49
TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST 49
Related Person Transactions 49
Conflicts of Interest 50
OTHER INFORMATION 50
Bad Actor Disclosure 50
EXHIBITS 52
EXHIBIT A
EXHIBIT B
EXHIBIT C
EXHIBIT D

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30, 2019.

Once posted, the annual report may be found on the Company's website at: https://www.pocketfulofquarters.com/

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

DEFINITIONS

Defined terms used in this Form C, but not defined shall have the meaning ascribed to them below:

"***Company***" or "***POQ Issuer***" means POQ Issuer, LLC, a Delaware limited liability company and the holding company for Quarters and Q2 Tokens.

"***POQ Central***" means Pocketful of Quarters, Inc., a Delaware corporation, that is used to promote the use of Quarters to players and game developers.

"***POQ Manager***" means POQ Manager, LLC, a Delaware limited liability company, that manages POQ Issuer.

"***Quarter***" means an ERC-20 compliant token that is used by gamers.

"***QSC***" means the Quarters Smart Contract.

"***Q2 Token***" means an ERC-20 compliant token that is issued to investors who share in part of the revenue generated from the sale of Quarters.

"***Q2SC***" means the Q2 Tokens Smart Contract.



POQ Manager, LLC
Mike Weiksner - manager
Fees
Manage
Pocketful of Quarters, Inc
Mike & George Weiksner, + minority stakes by outside investors and employees
Promotes the Quarters ecosystem
POQ Issuer, LLC
Mike & George Weiksner, members
Fees
Services
Invest
Q2 tokens
Q2 Investors
Mike+George Weiksner, private pre-sale investors

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

POQ Issuer, LLC (the "Company") is a Delaware limited liability company, formed on May 8, 2018.

The Company is located at 12 Ledge Rd, Old Greenwich, CT 06870.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

Quarters may be purchased by gamers to be used in multiple interactive games. Q2 Tokens are issued to investors who share in part of the revenue generated from the sale of Quarters. With the proceeds (net of administrative fees) of the sale of new Q2 Tokens, we fund and distribute discounted Quarters to gamers. We also fund POQ Central, to promote the use of Quarters by players and game developers.

The Offering

Minimum amount of DPAs (Debt Payable by Assets) being offered	100,000
Total DPAs outstanding after Offering (if minimum amount reached)	100,000*
Maximum amount of DPAs	1,070,000
Total DPAs outstanding after Offering (if maximum amount reached)	1,070,000*
Purchase price per Security	$1.00/unit
Minimum investment amount per investor	$25.00[+]
Offering deadline	December 31, 2018
Use of proceeds	See the description of the use of proceeds on page 53 hereof.
Voting Rights	See the description of the voting rights on page 60 hereof.

*The total number of DPAs outstanding is subject to increase in an amount equivalent to OpenDeal Inc. dba Republic's commission of 2% of the Securities issued in the Offering(s).
+ The Company reserves the right to amend the Minimum investment amount per investor, in its sole discretion.

RISK FACTORS

Risks Related to the Company's Business and Industry

To date, we have not generated revenue, do not foresee generating any revenue in the near future and therefore rely on external financing.
We are a startup company and our business model's current focus is on market adoption by players and game developers rather than generating revenue. While we intend to generate revenue in the future, we cannot assure you when or if we will be able to do so.

We rely on external financing to fund our operations. We anticipate, based on our current proposed plans and assumptions relating to our operations (including the timetable of, and costs associated with, new product development) that, if the Minimum Amount is raised in this Offering, it will be sufficient to satisfy our contemplated cash requirements through approximately January 31, 2019, assuming that we do not accelerate the development of other opportunities available to us, engage in an extraordinary transaction or otherwise face unexpected events, costs or contingencies, any of which could affect our cash requirements.

We expect capital outlays and operating expenditures to increase over the next several years as we expand our infrastructure, commercial operations, development activities and establish offices.

Our future funding requirements will depend on many factors, including but not limited to the following:
- The cost of expanding our operations;
- The financial terms and timing of any collaborations, licensing or other arrangements into which we may enter;
- The rate of progress and cost of development activities;
- The need to respond to technological changes and increased competition;
- The costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;
- The cost and delays in product development that may result from changes in regulatory requirements applicable to our products;
- Sales and marketing efforts to bring these new product candidates to market;
- Unforeseen difficulties in establishing and maintaining an effective sales and distribution network; and
- Lack of demand for and market acceptance of our products and technologies.

We may have difficulty obtaining additional funding and we cannot assure you that additional capital will be available to us when needed, if at all, or if available, will be obtained on terms acceptable to us. If we raise additional funds by issuing additional debt securities, such debt instruments may provide for rights, preferences or privileges senior to the Securities. In addition, the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our technologies or product candidates or grant licenses on terms that are not favorable to us. If adequate funds are not available, we may have to delay, scale back, or eliminate some of our operations or our research development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on its financial condition.

We have no operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We were organized under the laws of Delaware on May 8, 2018. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry,

and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

We may face potential difficulties in obtaining capital.
We may have difficulty raising needed capital in the future as a result of, among other factors, our underage CEO, our lack of an approved product and revenues from sales, as well as the inherent business risks associated with our company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our efforts to encourage adoption of Quarters by players and game developers, any of which may materially harm our business, financial condition and results of operations.

Our management team has limited experience in the video game industry and has not managed a business with similar risks and challenges specific to our business.
Members of our management team, some of whom are underage, may make decisions detrimental to our business and/or be unable to successfully manage our operations. The ineffective management of our business will have a negative effect on our results of operations.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of cryptocurrencies for video games is highly competitive.
We face competition with respect to our current products and any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved video game development and publishing and thus may be better equipped than us to develop and commercialize video games. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our video game currency will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We depend on third-party service providers and we outsource a number of our non-core functions and operations.
In certain instances, we rely on single or limited service providers and outsourcing vendors around the world because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other

constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services.
We obtain these materials from a limited number of vendors, some of which do not have a long operating history or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

As a distributor of a gaming cryptocurrency, our business depends on developing and maintaining close and productive relationships with our game developer vendors.
We depend on our vendors to sell us quality products at favorable prices. Many factors outside our control, including, without limitation, raw material shortages, inadequate manufacturing capacity, labor disputes, transportation disruptions or weather conditions, could adversely affect our vendors' ability to deliver to us quality games at favorable prices in a timely manner. Furthermore, financial or operational difficulties with a particular vendor could cause that vendor to increase the cost of the products or decrease the quality of the products we purchase from it. Vendor consolidation could also limit the number of suppliers from which we may purchase products and could materially affect the prices we pay for these products. We would suffer an adverse impact if our vendors limit or cancel the return privileges that currently protect us from inventory obsolescence.

In general, demand for our products and services is highly correlated with general economic conditions.
A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.
Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise

communicate and interact with us. We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.
We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.
Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on G. Michael Weiksner, the Manager of POQ Manager, the Manager of the Company, to carry out the business plan of the Company. The Company has or intends to enter into an employment agreement with G. Michael Weiksner although there can be no assurance that it will do so or that he will continue to be employed by the Company for a particular period of time. The loss of G. Michael Weiksner or any member of the board of directors or its executive officers could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on G. Michael Weiksner and George Weiksner in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to either G. Michael Weiksner or George Weiksner in the event of either of their death or disability. Therefore, if either G. Michael Weiksner or George Weiksner dies or become disabled, the Company will not receive any compensation to assist with their absence. The loss of such persons could negatively affect the Company and its operations.

We have not prepared any audited financial statements.
Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income-based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The United States tax rules applicable to an investment in the Securities and the underlying tokens are uncertain and the tax consequences to an investor of an investment in the Securities could differ from the investor's expectations.
The tax rules applicable to the Securities and the underlying tokens held by the Company are complex, and no statutory, judicial, or administrative authority directly addresses the characterization of an investment in tokens. The tax consequences to a Purchaser of the Securities could differ from the Purchaser's expectations. Purchasers should consult their own tax advisors.

Regulatory changes or actions may alter the nature of an investment in the Securities or restrict the use of tokens or the operation of the network in a manner that adversely affects an investment in the Securities.
As cryptocurrencies and tokens have grown in popularity and in market size, the U.S. Congress and certain U.S. agencies (e.g., FinCEN, the Securities and Exchange Commission and the Federal Bureau of Investigation) have begun to examine the operations of the cryptocurrency and token networks and issuers. Local state regulators such as the California Department of Financial Institutions and the New York State Department of Financial Services have also initiated examinations of cryptocurrencies. There is a possibility of future regulatory change altering, perhaps to a material extent, the nature of an investment in the Securities or the ability of the Company to continue to operate. To the extent that cryptocurrencies or tokens are determined to be a security, commodity future or other regulated asset, or to the extent that a U.S. or foreign government or quasi-governmental agency exerts regulatory authority over cryptocurrency or token trading and ownership, trading or ownership in the Securities may be adversely affected.

To the extent that future regulatory actions or policies limit the ability to exchange cryptocurrencies or utilize them for payments, the demand for cryptocurrency will decrease.
New regulations may make it more difficult to acquire and/or use cryptocurrencies. Furthermore, regulatory actions may limit the ability of end-users to convert cryptocurrencies into fiat currency (e.g., U.S. Dollars) or use cryptocurrencies to pay for goods and services. Such regulatory actions or policies would negatively affect our business and decrease the value of the Securities.

Cryptocurrencies currently face an uncertain regulatory landscape in not only the United States but also in many foreign jurisdictions such as the European Union.
While the German Ministry of Finance has declared Bitcoin to be "Rechnungseinheiten" (a form of private money that is recognized as a unit of account, but not recognized in the same manner as fiat currency), most regulatory bodies have not yet issued official statements regarding intention to regulate or determinations on regulation of other cryptocurrencies. Conversely, regulatory bodies in some countries such as Canada and India have declined to exercise regulatory authority when afforded the opportunity. Various foreign jurisdictions may, in the near future, adopt laws, regulations or directives that affect cryptocurrencies, particularly exchanges and service providers that fall within such jurisdictions' regulatory scope. Such laws, regulations or directives may conflict with those of the United States and may negatively impact the acceptance of cryptocurrencies by users, merchants and service providers outside of the United States and may therefore impede the growth of the cryptocurrency economy. We are not able to predict the effect of any future regulatory change on the Company or cryptocurrencies, but such change could be substantial and adverse to the Company or the value of the Securities.

It may be illegal now, or in the future, to acquire, own, hold, sell or use tokens in one or more countries.
Although currently tokens are not regulated or are lightly regulated in most countries, including the United States, one or more countries may take regulatory actions in the future that severely restricts the right to acquire, own, hold, sell or use tokens or to exchange tokens for fiat currency. Such an action may also result in the restriction of ownership, holding or trading in the Securities. Such a restriction could result in the termination and liquidation of the Company at a time that is disadvantageous to Purchasers.

The Company may be deemed a "money transmitter."
To the extent that the activities of the Company cause it to be deemed a "money transmitter" under the regulations promulgated by FinCEN under the authority of the U.S. Bank Secrecy Act, or by any state, the Company may be required to comply with FinCEN and state regulations, including those that would mandate the Company to implement anti-money laundering programs, make certain reports to FinCEN and maintain certain records. Such additional regulatory obligations may cause the Company to incur extraordinary expenses or reduce efficiencies necessary for the visibility of the token, possibly affecting an investment in the Securities in a material and adverse manner.

Changes in government regulation could adversely impact our business.
The video game industry is subject to extensive legislation and regulation at the federal and state levels. Additionally, our Quarters for games are also subject to regulation, and additional regulation is under consideration. Many aspects of such regulation are currently the subject of judicial and administrative proceedings, legislative and administrative proposals, and lobbying efforts by us and our competitors. Legislation under consideration could entirely rewrite our principal regulatory statute, and the U.S. Federal Communications Commission ("FCC") and/or Congress may attempt to change the classification of or change the way that our Quarters are regulated and/or change the framework under which broadcast signals are carried, remove the copyright compulsory license and changing rights and obligations of our competitors. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

Net neutrality could have an adverse impact on our business and results of operations.
On 26 February 2015, the FCC ruled in favor of net neutrality by reclassifying Internet broadband access as a telecommunications service and thus applying Title II (common carrier) of the Communications Act of 1934 to Internet service providers. This new classification could slow or halt the adoption of Quarters by players and game developers. Therefore, the FCC ruling and its consequences could adversely affect our business and results of operations.

We may not be able to adapt to new content distribution platforms and to changes in consumer behavior resulting from these new technologies.

We must successfully adapt to technological advances in the video game industry, including the emergence of alternative gaming platforms. Our ability to exploit new gaming platforms will affect our ability to maintain or grow our business and may increase our capital expenditures. Additionally, we must adapt to changing consumer behavior driven by advances such as online based content delivery, game consoles and mobile gaming. Such changes may impact the revenue we are able to generate from the use of Quarters. If we fail to adapt to emerging technologies, our appeal to our targeted audiences might decline and there would be a materially adverse effect on our business and results of operations.

We face risks relating to competition for the leisure time and discretionary spending of audiences, which has intensified in part due to advances in technology and changes in consumer expectations and behavior.

Our business is subject to risks relating to increasing competition for the leisure time and discretionary spending of consumers. We compete with many other sources of entertainment. Technological advancements have increased the number of entertainment choices available to consumers and intensified the challenges posed by consumer fragmentation. The increasing number of entertainment choices available to consumers could negatively impact consumer demand for our products and services. Our failure to effectively anticipate or adapt to new technologies and changes in consumer expectations and behavior could significantly adversely affect our competitive position and its business and results of operations.

Our success depends on consumer acceptance of the gaming content we acquire from game developers and we may be adversely affected if the content fails to achieve sufficient consumer acceptance or the costs to create or acquire content increase.

We obtain a significant portion of our content from third parties, such as video game developers and publishers and other suppliers. Competition for popular content is intense, and we may have to increase the price we are willing to pay or be outbid by our competitors for popular content. Entering into or renewing contracts for such programming rights or acquiring additional rights may result in significantly increased costs. There can be no assurance that revenue from these contracts will exceed our cost for the rights, as well as the other costs of producing and distributing the content. Furthermore, the Company's success depends on its ability to consistently acquire and market video games that meet the changing preferences of the broad domestic and international consumer market. We have invested, and will continue to invest, substantial amounts in video game content before learning the extent to which it would earn consumer acceptance. If our content does not achieve sufficient consumer acceptance, or if we cannot obtain or retain rights to popular content on acceptable terms, or at all, our businesses may be adversely affected.

Our business could be adversely affected if there is a decline in advertising spending.

A decline in the economic prospects of advertisers or the economy in general could cause current or prospective advertisers to spend less on advertising or spend their advertising dollars in other media. Advertising expenditures also could be negatively affected by (i) increasing audience fragmentation caused by increased availability of alternative forms of leisure and entertainment activities; (ii) the increased use of digital video recorders to skip advertisements; (iii) pressure from public interest groups to reduce or eliminate advertising of certain products; (iv) new laws and regulations that prohibit or restrict certain types of advertisements; and (v) natural disasters, extreme weather, acts of terrorism, political uncertainty or hostilities, because there may be uninterrupted news coverage of such events that disrupts regular ad placement. In addition, advertisers' willingness to purchase advertising time from the Company may be adversely affected by a decline in users for our content.

We may derive revenue from the sale of advertising, and a decrease in overall advertising expenditures could lead to a reduction in the amount of advertising that companies are willing to purchase and the price at which they purchase it.

Expenditures by advertisers tend to be cyclical and have become less predictable in recent years, reflecting domestic and global economic conditions. If the economic prospects of advertisers or current economic conditions worsen, such conditions could alter current or prospective advertisers' spending priorities. In

particular, advertisers in certain industries that are more susceptible to weakness in domestic and global economic conditions, such as beauty, fashion and retail and food, account for a portion of our advertising revenues, and weakness in these industries could have a disproportionate negative impact on our advertising revenues. Declines in consumer spending on advertisers' products due to weak economic conditions could also indirectly negatively impact our advertising revenues, as advertisers may not perceive as much value from advertising if consumers are purchasing fewer of their products or services. As a result, our advertising revenues are less predictable.

The Company could be negatively impacted if found to have infringed on intellectual property rights.
Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.
Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.
To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual

property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.
Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.
Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Cyclical and seasonal fluctuations in the economy, in internet usage and in traditional retail shopping may have an effect on our business.
Both cyclical and seasonal fluctuations in internet usage and traditional retail seasonality may affect our business. Internet usage generally slows during the summer months, and queries typically increase significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.
Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter

our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.
Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.
To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

There is no existing trading market for Q2 Tokens and an active trading market may never develop.
The Q2 Tokens are new digital tokens for which there is no established public market. Although we may attempt to list Q2 Tokens on exchanges capable of listing security tokens in compliance with all applicable laws, there can be no assurance that such exchanges will accept the listing of Q2 Tokens or maintain such listing if it is initially accepted. There can be no assurance that a secondary market will develop, or if a secondary market does develop, there can be no assurance that it will provide holders of Q2 Tokens with liquidity of investment or that liquidity will continue for any specific period.

The liquidity of any market for Q2 Tokens will depend on a number of factors, including, but not limited to the following:

- The number of Q2 Token holders;
- The sales of Quarters;
- The market for similar digital tokens;
- The interest of market makers, if any, in Q2 Tokens;
- Regulatory developments in the digital token and cryptocurrency industries; and
- Legal restrictions on transfer.

The digital token market is a new and rapidly developing market which may be subject to substantial and unpredictable disruptions that cause significant volatility in the prices of digital tokens. There is no assurance that the market, if any, for the Q2 Tokens will be free from such disruptions or that any such disruptions may not adversely affect a Q2 Token holder's ability to sell his or her Q2 Tokens. Therefore, we can provide no assurance that Q2 Token holders will be able to sell Q2 Tokens at a particular time, or that the price received upon sale will be favorable.

Holders of Q2 Tokens will have no voting or control rights and may have conflicts of interest with POQ Manager.
The Q2 Tokens have no voting rights or other management or control rights in either the Company or any entity affiliated with the Company. POQ Manager will, in its sole and absolute discretion, control all material decisions for the Company, and it will appoint the officers who exercise day-to-day control over the Company's business. The interests of Q2 Token holders and POQ Manager may not be aligned, and consequently, the actions of POQ Manager may not be in the best interests of Q2 Token holders.

No repurchase or redemption of Q2 Tokens.
The Q2 Token holders do not have the right to compel the Company or any other entity to redeem the Q2 Tokens.

While the supply of Q2 Tokens is limited, each holder of a Q2 will only get a pro-rata share of revenues generated, less expenses.
The supply of Q2 Tokens is fixed at 15 million tokens. Each token will receive a proportional share of the ETH royalties earned from sales of Quarters. Initially, Q2s will receive 15% of the ETH revenue from Quarters on a pro rata basis. As players buy Quarters, the ETH is transferred into the Q2 contract. Owners of Q2 can withdraw their ETH royalties at any time. However, due to the large amount of Q2 Tokens, each holders' proportionate share of the revenues, less expenses, will be quite small on a per token basis.

The Quarters ecosystem may not be widely adopted and may have limited number of users.
It is possible that many players, developers and other actors in the gaming industry will not use the Quarters ecosystem, or that significant public interest in the creation and development of the Quarters ecosystem will not develop. Such lack of use or interest will negatively impact the development of the Quarters ecosystem, the potential utility of Quarters, and the value of the Q2 Tokens.

The Quarters ecosystem, as developed, might not meet the expectations of Purchasers.
The Quarters ecosystem is presently under development, and its governance structure, fees, purpose, consensus mechanism, algorithm, code, infrastructure design and other technical specifications and parameters may undergo significant changes without notice at any time, and from time to time. Any expectations regarding the form and functionality of the Quarters ecosystem held by the Purchaser may not be met, for any number of reasons, including a change in the design and implementation plans and execution of the Quarters ecosystem.

The Quarters ecosystem may malfunction.
It is possible that the Quarters ecosystem malfunctions in an unfavorable way, including, but not limited to, one that results in the loss of Tokens or valuable information.

Alternative networks may be established that compete with or are more widely used than the Quarters ecosystem.
It is possible that alternative networks could be established that utilize the same or similar services as the Quarters ecosystem and attempt to facilitate services that are materially similar to the Quarters ecosystem. The Quarters ecosystem may compete with these alternative networks, which could negatively impact the Quarters ecosystem and the value of the Q2 Tokens.

The open source nature of the Quarters ecosystem means that the Quarters ecosystem could be copied and a "fork" can be created, causing confusion regarding the official Quarters ecosystem.
Some of the software in the Quarters ecosystem, including the Quarters Smart Contract (the "QSC") and the Q2 Tokens Smart Contract ("Q2SC"), are open source, which means that the underlying software code is publicly available and can be viewed and copied by anyone. The open source nature of our software creates a risk that it can be copied by unrelated third-parties and those unrelated third-parties can create a "fork" of the Quarters ecosystem. If a "fork" of the Quarters ecosystem is created, this could give rise to confusion as to which is the official Quarters ecosystem. A "fork" of the Quarters ecosystem could attract users of Quarters and cause the adoption of Quarters to decrease if users prefer to use the new version of the Quarters ecosystem that would be developed if a "fork" is created. There are also unforeseeable risks that could come to fruition due to the open source nature of our software or if a "fork" of the Quarters ecosystem is created. These risks could cause the value of the Q2 Tokens, if any, to decline.

The Quarters ecosystem may be a target for malicious cyberattacks and may contain exploitable flaws in its underlying code, which may result in security breaches and the loss or theft of Quarters and Q2 Tokens.
The Quarters ecosystem, the software application and other interfaces or applications built upon the Quarters ecosystem are still in an early development stage and are unproven, and there can be no assurances that the Quarters ecosystem and the creating, transfer or storage of Quarters and Q2 Tokens will be uninterrupted or fully secure, which may result in a complete loss of holders' Quarters and Q2 Tokens or an unwillingness of users to access, adopt and utilize the Quarters ecosystem.

The nature of crypto assets, such as Quarters and Q2 Tokens, may lead to an increased risk of fraud or cyberattack.
Hackers or other malicious groups or organizations may attempt to interfere with the purchase of Quarters and Q2 Tokens in a variety of ways, including, but not limited to, malware attacks, denial of service attacks, spoofing, social engineering, phishing emails, man-in-the-middle attacks, and ransomware.

Recently, other platforms that sponsor and engage in transactions in crypto assets have been the subject of cyberattacks that have resulted in a loss of crypto assets. Among other things, Purchasers could lose the purchase price paid by them due to these types of threats, or the Company and the QSC or Q2SC could experience a loss of Quarters and Q2 Tokens, in its own wallet, which could significantly undermine the Quarters ecosystem and significantly reduce the value of Q2 Tokens.

If the Quarters ecosystem's security is compromised or if the Quarters ecosystem is subjected to attacks that frustrate or thwart our users' ability to access the Quarters ecosystem, then users may decrease or stop using the Quarters ecosystem, and developers may stop developing, stop publishing, and remove published games that use the Quarters ecosystem, which could cause a severe decline in the value of the Q2 Tokens.

Purchasers are responsible for educating themselves about protecting their personally identifiable information and about cybersecurity best practices. While the Company or POQ Central may take steps to prevent or mitigate the impact of cyberattacks, there can be no guarantee that the Company or POQ Central will be successful in preventing any or all cyberattacks on its systems.

Transactions in virtual currency such as Quarters may be untraceable and irreversible, and accordingly, losses due to fraudulent or accidental transactions may not be recoverable.

The source code of the Quarters ecosystem could contain fatal flaws.
While the Company adopts quality assurance procedures to help ensure the source codes reflect as accurately as possible their intended operation, the flawlessness of the source codes cannot be guaranteed. They may contain bugs, defects, inconsistencies, flaws or errors, which may disable some functionality, create vulnerabilities or cause instability. Such flaws may compromise the predictability, usability, stability, and/or security of the Quarters ecosystem.

Loss of a Purchaser's private key could result in a loss of Q2 Tokens.
Once Q2 Tokens are delivered, each Purchaser's Q2 Token balance is associated with the Purchaser's Ethereum public key address, which is in turn associated with the Purchaser's Ethereum private key address. Purchasers are solely responsible for knowing their private key addresses and keeping them a secret. Because a private key, or a combination of private keys, is necessary to control and dispose of the Q2 Tokens stored in each Purchaser's digital wallet, the loss of one or more of the Purchaser's private keys associated with the Purchaser's digital wallet storing the Q2 Tokens will result in the loss of the Purchaser's Q2 Tokens. Moreover, any third party that gains access to one or more of any Purchaser's private keys, including by gaining access to login credentials of a hosted wallet service the Purchaser uses, may be able to misappropriate the Purchaser's Q2 Tokens. The Company and its affiliates will never ask any Purchaser for the Purchaser's private key address, and the Purchaser should never share his or her private key address with someone the Purchaser does not know. Purchasers are solely responsible for selecting a wallet or wallet service provider that is technically compatible with the Q2 tokens to be used for the acquisition and storage of Q2 Tokens. The wallet or wallet service provider selected by each Purchaser will not manage or control the Q2 Tokens, and such wallet or wallet service provider is an entirely independent third-party company. The failure to assure that compatibility may result in the Purchaser not being able to gain access to the Q2 Tokens.

Purchasers are subject to third-party exchange and custody risks.
If a Purchaser sends ETH to the Q2SC from an exchange or an account that the Purchaser does not control, Q2 Tokens may be allocated to the account that has sent the ETH, and not personally to the Purchaser. Therefore, Purchasers may never receive or be able to recover the Purchaser's Q2 Tokens. Moreover, if the Purchaser chooses to maintain or hold Q2 Tokens using a third party, the Purchaser will be subject to the risks associated with that third party and the Purchaser's Q2 Tokens may be stolen or lost.

The tax treatment of the Q2 Tokens is uncertain and there may be tax consequences for Purchasers upon certain future events.
The tax characterization of the Q2 Tokens is uncertain, and each Purchaser must seek its own tax advice in connection with an investment in the Q2 Tokens. An investment in the Q2 Tokens may result in tax consequences to Purchasers, including withholding taxes, income taxes and tax reporting requirements. Each Purchaser should consult with and must rely solely upon the advice of its own professional tax advisors with respect to the United States and non-U.S. tax treatment of an investment in the Q2 Tokens. The tax characterization of the Q2 Tokens also affects the Company's own tax liability in connection with this offering.

Purchasers may lack information for monitoring their investment.
The Q2 Tokens do not have any information rights attached to them, and Purchasers may not be able to obtain all the information they would want regarding the Company, its affiliates, or the Q2 Tokens. In particular, Purchasers may not be able to receive information regarding the financial performance of the Q2 Tokens with respect to the ability of Q2 Token holders to receive dividends. The Company is not currently registered with the Securities and Exchange Commission and currently has no periodic reporting requirements. As a result of these difficulties, as well as other uncertainties, Purchasers may not have accurate or accessible information about the Company or the Q2 Tokens.

The Q2 Tokens and the Quarters ecosystem have no history.
The Quarters and the Q2 Tokens will be newly issued, and POQ Issuer, POQ Central, and POQ Manager are newly formed and have no operating history and are entirely novel in type. Purchasers will not be able to compare them against other like instruments. We have based the description of the future operations of our business and the projections for its performance contained in this memorandum on the knowledge and experience of our management, which is limited, and cannot be verified as applicable to our business until well after it has actually begun operations. An investment in the Q2 Tokens should be evaluated on the basis of the value and prospects of the Quarters ecosystem and the Q2 Tokens, including an assessment of whether the projected performance of the Quarters ecosystem may not prove accurate, and that the Company may not be able to achieve its objectives.

We have not based the financial projections on actual operations.
Because our business has no operating history we cannot provide a balance sheet or income statement based on actual operations. For example, projected revenues are based on our management's belief that Quarters will gain adoption by users, however this cannot be assured. Moreover, a decline in prices in the cryptocurrency market or a decline in the price of ETH could significantly reduce the value of Q2 Tokens.

The Company may experience data privacy and data retention issues.
As part of this offering and the subsequent verification processes, the Company may collect personal information from Purchasers. The collection of such information is subject to applicable laws and regulations. All information collected will be used for purposes of consummating a purchase and sale in this offering, and may be transferred to contractors, service providers and consultants worldwide as appointed by the Company. Apart from external compromises, the Company and its appointed entities may also suffer from internal security breaches whereby their employees may misappropriate, misplace or lose personal information of Purchasers. Any information breaches or losses will also damage the Company's reputation and may harm its long-term prospects, which will have a negative effect on the value of the Q2 Tokens. Moreover, the Company must maintain its access to the private key that manages both the QSC and the Q2SC. If these keys are guessed, hacked, or accessed by another party, the system may be compromised, and investors may experience a partial or total loss of their Q2 Tokens and any unpaid royalties associated with those Q2 Tokens.

One of the Company's co-founders is a minor.
George Weiksner, a co-founder and officer of the Company is currently a minor, 12 years old as of the date of this Form C. George may lack the necessary experience and skill required to help effectively manage a growing company. Moreover, George has a full-time commitment to school and other activities and may not have the time and resources necessary to commit to development of our business. If George is unable to be involved with the management of the Company, it is possible that POQ Manager may be adversely impacted, in which case the value of the Q2 Tokens could be negatively impacted.

The Company's co-founders, who are father and son and own and control POQ Manager, may have interests that conflict with yours.
G. Michael Weiksner, one of the Company's co-founders, is the father of George Weiksner, the Company's other co-founder. They own and control POQ Manager. Because investors in Q2 Tokens have an economic interest in the Company that is exclusively linked to revenues generated by Quarter sales, their interests may diverge from those of our owners and POQ Manager, who hold 100% of the equity of the Company and benefit from overall performance of the Company. Our co-founders, whose interests are closely linked by their family ties, could exercise their control of the Company in a way that may benefit the Company but is detrimental to the Q2 Token holders. Because the rights of Q2 Token holders are contractual in nature, neither our officers nor POQ Manager will have a fiduciary duty to protect the interests of Q2 Token holders. As a result, Q2 Token holders may have little or no legal recourse if they experience losses because the Company's management acts in the Company's interest rather than theirs.

POQ Central may be sold to a third-party, in which case control of the Quarters ecosystem could pass to that third-party.
The Company, POQ Manager, and POQ Central may be sold or merged, or new management may be hired. Ownership of the QSC and Q2SC may be sold or transferred. Purchasers should invest in Q2 Tokens only if they believe that their interests align with the Quarters ecosystem rather than depending on the participation of any particular manager or owner.

The variables and formulas within the QSC and the Q2SC may be changed.
The Company, our management, and POQ Central have absolute control over the QSC and the Q2SC and may adjust variables within the QSC and the Q2SC in their sole and absolute discretion. If formulas and variables are altered in the QSC or the Q2SC, the earnings attributable to each Q2 Token may change and as a result, the value of Q2 Tokens could be materially diminished.

Hot wallets hosted by the Company may be hacked and Quarters and Q2 Tokens may be stolen.
POQ Central will manage "hot wallets," which are connected to the Internet, for players and developers. Those "hot wallets" will likely be the target of malicious attackers. A security breach of the "hot wallets" administered by POQ Central could negatively impact the Quarters ecosystem and the value of the Q2 Tokens.

The Quarters ecosystem may not be able to scale to meet growing demand.
If the Quarters ecosystem is successful, the purchase of Quarters could require many transactions which the Ethereum network, the network upon which the Quarters ecosystem is built, may not be able to meet the demand as the Ethereum network becomes congested. Although our management believes that the Ethereum Foundation is working on solutions to allow the Ethereum network to scale, these initiatives may not be completed, or they may be ineffective, either of which would adversely impact the ability of players and developers to purchase and transfer Quarters, which could in turn negatively impact the value of the Q2 Tokens.

There are risks associated with the Ethereum protocol.
Because the Q2 Tokens are based on the Ethereum protocol, any malfunction, breakdown or abandonment of the Ethereum protocol may have a material adverse effect on the Q2 Tokens. Moreover, advances in cryptography, or technical advances such as the development of quantum computing, could present risks to the Q2 Tokens by rendering ineffective the cryptographic consensus mechanism that underpins the Ethereum protocol.

The regulatory regime governing blockchain technologies, cryptocurrencies, digital assets, and offerings of digital assets, such as the Q2 Tokens, is uncertain, and new regulations or policies may adversely affect the development of the Quarters ecosystem and the value of the Q2 Tokens.
Regulation of digital assets, like the Tokens, and offerings such as this, involving cryptocurrencies and blockchain technologies, is currently underdeveloped and likely to rapidly evolve as government agencies take greater interest in them. Such regulation varies significantly among international, federal, state, and local jurisdictions and is subject to significant uncertainty. Various legislative and executive bodies in the United States and in other countries may in the future adopt laws, regulations, or guidance, or take other actions, which may severely impact the permissibility of the Quarters ecosystem and the Q2 Tokens, tokens generally, and, in each case, the technology behind them or the means of transaction in or transferring them. Failure by the Company or certain users of the Tokens to comply with any laws, rules, and regulations, some of which may not exist yet or that are subject to interpretations that may be subject to change, could result in a variety of adverse consequences, including civil penalties and fines.

Cryptocurrency networks, distributed ledger technologies, and coin and token offerings also face an uncertain regulatory landscape in many foreign jurisdictions.
Various foreign jurisdictions may, in the near future, adopt laws, regulations, or directives that affect the Tokens. Such laws, regulations, or directives may conflict with those of the United States or may directly and negatively impact the Quarters ecosystem. The effect of any future regulatory change is impossible to

predict, but such change could be substantial and materially adverse to the adoption of the Quarters ecosystem and the value of the Q2 Tokens.

New or changing laws and regulations or interpretations of existing laws and regulations, in the United States and other jurisdictions, may materially and adversely impact the value of the Q2 Tokens, including with respect to the dividends that may be distributed, the liquidity of the Q2 Tokens, the ability to access marketplaces or exchanges on which to trade the Q2 Tokens, and the structure, rights, and transferability of Q2 Tokens.

The further development and acceptance of blockchain networks, which are part of a new and rapidly changing industry, are subject to a variety of factors that are difficult to evaluate.
The slowing or stopping of the development or acceptance of blockchain networks and blockchain assets would have an adverse effect on the successful development and adoption of the Quarters ecosystem. The growth of the blockchain industry in general, as well as the blockchain networks on which the Tokens rely, is subject to a high degree of uncertainty. The factors affecting the further development of the cryptocurrency industry, as well as blockchain networks, include, without limitation:
- Worldwide growth in the adoption and use of cryptocurrencies and other blockchain technologies;
- The maintenance and development of the opensource software protocol of cryptocurrency networks;
- General economic conditions and the regulatory environment relating to cryptocurrencies and other blockchain assets; and
- A decline in the popularity or acceptance of cryptocurrencies or other blockchain-based tokens.

The cryptocurrency industries as a whole have been characterized by rapid changes and innovations and are constantly evolving. Although they have experienced significant growth in recent years, the slowing or stopping of the development, general acceptance, and adoption and usage of blockchain networks and blockchain assets may deter or delay the acceptance and adoption of the Quarters ecosystem.

The prices of digital assets are extremely volatile.
Fluctuations in the price of digital assets could materially and adversely affect the Quarters ecosystem, and the Q2 Tokens may also be subject to significant price volatility. The prices of cryptocurrencies, such as Bitcoin and Ether, and other digital assets have historically been subject to dramatic fluctuations and are highly volatile, and the market price of the Q2 Tokens may also be highly volatile. A decrease in the price of a single digital asset may cause volatility in the entire digital asset industry and may affect other digital assets including the Q2 Tokens. For example, a security breach that affects purchaser or user confidence in Bitcoin or Ether may affect the industry as a whole and may also cause the price of the Q2 Tokens and other digital assets to fluctuate. Moreover, Q2 Tokens may be subject to price volatility because of speculation in the market as market participants may purchase or sell large amounts of Q2 Tokens, which would increase the volatility of the price of the Q2 Tokens. Such volatility in the price of the Q2 Tokens may result in significant loss over a short period of time.

The popularity of cryptocurrencies may decrease in the future, which could have a material impact on the cryptocurrency industry, the Quarters ecosystem, and the value of the Q2 Tokens.
The Quarters ecosystem relies upon the viability of the cryptocurrency markets. In recent years, cryptocurrencies have become more widely accepted, but have also faced increasingly complex legal and regulatory challenges and, to date, have not benefited from widespread adoption by governments, central banks, or established financial institutions. Any significant decrease in the acceptance or popularity of cryptocurrencies may adversely affect the Quarters ecosystem and the value of the Q2 Tokens.

There are risks associated with an unpermissioned, decentralized, and autonomous ledger. The Quarters ecosystem is being developed in connection with various distributed ledger systems, including Ethereum, which is an unpermissioned protocol that can be accessed and used by anyone.
The utility and integrity of the Quarters ecosystem relies on the stability, security, and popularity of these decentralized ledgers. If the stability, security, or popularity of decentralized ledgers decreases, then the

Quarters ecosystem may be negatively impacted, which could have a negative impact on the value, if any, of Q2 Tokens. The Quarters ecosystem is envisioned to be an open, decentralized community, and its composition can include users, supporters, developers, Token holders and other participants worldwide who may or may not be connected with the Company in any manner. Given the diversity of the underlying technologies, the Quarters ecosystem is intended to be decentralized and autonomous in nature as far as its maintenance, governance, and evolution are concerned. Having such decentralized and autonomous system presents unpredictable risks, and the Quarters ecosystem could be compromised, and consequently the value, if any, of Q2 Tokens could decrease, since third-parties may take actions that harm the Quarters ecosystem.

Breakthroughs in the field of cryptography could create significant weaknesses in security for blockchain-based technologies.
Cryptography is evolving and there can be no guarantee of security at all times. Advancement in cryptography technologies and techniques, including, but not limited to, code cracking, and the development of artificial intelligence and/or quantum computers, could be identified as risks to all cryptography-based systems, including the Quarters ecosystem. When such technologies and/or techniques are applied to the Quarters ecosystem, adverse outcomes such as theft, loss, disappearance, destruction, devaluation, or other compromises may result. The security of the Company and the Quarters ecosystem cannot be guaranteed as the future of cryptography or security innovations is unpredictable.

Quarters could be deemed to be securities.
The value of Q2 Tokens depends on our ability to disseminate Quarters and derive revenue from their sales. Although our management believes that Quarters are purely a "utility token" and are not securities, the Securities and Exchange Commission has noted that the issuance of tokens represents a new paradigm and the application of the federal securities laws to this new paradigm is very fact specific. If Quarters were deemed to be a security under U.S. federal securities laws or state securities laws, then prior to their planned issuance, we may be required to register their dissemination under the Securities Act or qualify them under state law. The registration of Quarters under the Securities Act, or qualification under state law, would result in significant delay in their issuance and would require us to incur substantial additional expense.

When disseminating Quarters, the Company plans to obtain certain information from the intended recipients of Quarters. If Quarters are deemed to be securities, then the dissemination of Quarters could be considered to be an offer and sale of securities in violation of applicable securities laws. If the Company proceeds with its planned dissemination of Quarters and a government agency determines that the Company is offering securities without complying with applicable securities laws, then the agency could require the sale and use of Quarters to cease, and it could impose penalties on the Company, which would have a material negative impact on the value of the Q2 Tokens.

The Company may not receive the necessary funds to fully realize its business plan.
The Company may be unable to obtain additional financing. Our business cannot be easily scaled back or divided into phases to accommodate a shortfall in financing, and insufficient cash could reduce or eliminate any return on your investment.

The Purchasers will have no control of the Company.
The Company will depend on the efforts of its management. Purchasers have no control over our management, the Company, or our business. You should not purchase the Securities unless you are willing to entrust all aspects of the day-to-day management of the business to the Company and its management.

Purchasers will have no control over POQ Central.
POQ Central helps provide functionality that may contribute to the Quarters ecosystem and consequently impact the value of Q2 Tokens. Purchasers will have no ownership, control, or any rights to participate in the management and decision making of POQ Central.

Purchasers will bear tax risks.
Investment in Q2 Tokens involves substantial tax risks. Although the primary motive of Purchasers should be for long-term returns, state and federal legislatures and tax authorities may alter and change current tax laws and tax rates to ones that are less favorable to Q2 Token holders. The tax risks include, without limitation, the effect of changes in federal income tax laws, taxable income in excess of distributions, and limitations on passive losses.

The transfer of Q2 Tokens is highly restricted.
The Q2 Tokens are a highly illiquid asset, in that the holder cannot readily sell a Q2 Token or pledge it as collateral for a loan or other obligation. We have not registered the Q2 Tokens under the Securities Act or under any state securities law, and do not intend to do so. A Purchaser may not assign, sell, or transfer his or her Q2 Tokens except in accordance with applicable securities laws. Finally, no public market exists for the resale of Q2 Tokens, and a public resale market may never develop. These restrictions make it unlikely that a Purchaser who wanted to sell or otherwise dispose of Q2 Tokens could readily do so in the immediate future. Therefore, you should acquire a Q2 Token for investment purposes only, based on returns you may receive directly from the Q2SC, and not with a view to resale or other distribution.

Our management does not have exclusive duties to the Company and may pursue other business and investment opportunities that do not include the Purchasers.
Our management does not owe exclusive obligations to the Company or the Purchasers. In particular, G. Michael Weiksner need only devote as much time to the Company's affairs as he believes, in its sole discretion, necessary to manage the business. Our managers and officers may take part from time to time in the development of other projects that may compete with our business. Commitments undertaken by our managers and officers in connection with such other business projects may reduce their effectiveness in managing the business and ensuring its profitability and the value of the Q2 Tokens.

Potential conflicts of interest exist among POQ Manager, the Company, its officers and the Purchasers.
Because the POQ Manager and the Company are under common ownership, neither the agreements underlying our business, nor the financial terms of the Q2 Tokens, have been negotiated at arm's length. Purchasers should carefully read the exhibits to this memorandum to understand their rights and understand that our officers may experience conflicts of interest in managing the Company and the Q2 Tokens.

The price of the Securities is unrelated to the net tangible value, cash flow, or operating history of the Company.
The Securities do not represent an interest in the equity, assets, or earnings of our Company. In establishing the offering price for the Securities, we did not base the price on earnings, operating history, assets, book value, or any other recognized criterion of value. We obtained no independent opinion or appraisal in determining the offering price.

Our business could be abandoned or it may fail.
Due to the technically complex nature of the Quarters ecosystem, the Company or those contributing to the Quarters ecosystem software development effort could face difficulties from time to time that may be unforeseeable and/or unresolvable. Accordingly, the development of the Quarters ecosystem could fail, terminate, or be delayed at any time and from time to time for any reason, including due to lack of funds. Development failure or termination may render the Q2 Tokens non-transferrable, of reduced or no utility, and/or obsolete.

There are unanticipated risks with investing in Q2 Tokens.
Applied cryptography and blockchain technology are new and untested. In addition to the risks set forth here, there are risks that the Company and its management cannot anticipate. Risks may further materialize as unanticipated combinations or variations of the risks set forth here.

Risks Related to the Securities

If the Securities are paid back in Q2 Tokens, it is unclear whether or not these Q2 Tokens will be freely tradable.
At the moment, there is no definitive regulatory position on whether blockchain tokens are securities or utility devices. While the Company believes any tokens used to fulfill its debt obligations would be considered non-securities assets, and therefore freely tradeable on the open market, there is a risk that regulators may deem Q2 Tokens securities, therefore substantially limiting their liquidity.

There are regulatory risks associated with the Company's operation, with the potential treatment of digital assets as securities, and with unforeseen legal restrictions on debt repayments using digital assets as a novel legal construct.
The offering is a debt offering by a non-investment service company under Regulation Crowdfunding. However, there is a regulatory risk associated with (i) the offering registration and exemption eligibility; (ii) redistribution of any assets that constitute "securities"; and (iii) any activities that are deemed investment activities, investment advisory activities, and/or brokering or dealing activities by the issuer. Operating and legal expenses incurred by the issuer to address, challenge and resolve any unfavorable regulatory position may be substantial and may result in the issuer's insolvency.

Digital tokens and currencies may or may not meet the definition of "securities" under US securities law depending on specific facts pertaining to the relevant blockchain project and token uses. There is a risk that the token assets useable to repay the debt obligations under the terms of the offering constitutes securities, in which case the issuer and its affiliates and partners may be restricted or even prohibited from delivering or facilitating the relevant token repayments. Purchasers and lenders should carefully consult regulatory guidelines on crypto-currencies and crypto investing prior to participating in this offering.

The DPAs (Debt Payable by Assets) will not be freely tradable until one year from the initial purchase date. Although the DPAs may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the DPAs. Because the DPAs have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the DPAs have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the DPAs may also adversely affect the price that you might be able to obtain for the DPAs in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Purchasers in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No guarantee of any return on investment.
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 100.0% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

The Company has the right to limit individual investors commitment amount based on the Company's determination of a Purchaser's sophistication.
The Company may prevent Purchasers from committing more than a certain amount to this Offering based on the Company's belief of the Purchaser's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation Crowdfunding rules. This also means that other Purchasers may receive larger allocations of the Offering based solely on the Company's determination.

Purchaser is not an owner of the Company and has no decision-making or voting rights.
You are not entitled, as a holder of the Securities, to vote or receive dividends or be deemed the holder of capital stock for any purpose, nor will you have any of the rights of a stockholder or member of the Company, as applicable, or any right to vote for the election of directors or upon any matter submitted to stockholders or members, as applicable, at any meeting thereof, or to give or withhold consent to any Company action or to receive notice of meetings, or to receive subscription rights. Accordingly, no person should purchase a Security unless he or she is willing to entrust all aspects of management to the Company. Furthermore, you will not have any rights to the profits or intellectual property of the Company, and your only claim to the assets of the company are the rights of payment as set forth in the DPA.

The Securities will be effectively subordinate to any of our debt that is secured.
The Securities will be unsecured, unguaranteed obligations of the Company and will be effectively subordinated to any present or future secured debt obligations that we may incur in the future to the extent of the value of the assets securing that debt. Currently the company has no other debt outstanding. The effect of this subordination is that if we are involved in a bankruptcy, liquidation, dissolution, reorganization or similar proceeding, or upon a default in payment on, or the acceleration of, any of our secured debt, if any, our assets that secure debt will be available to pay obligations on the Securities only after all debt under our secured debt, if any, has been paid in full from those assets. Holders of the Securities will participate in any remaining assets ratably with all of our other unsecured and unsubordinated creditors, including trade creditors. We may not have sufficient assets remaining to pay amounts due on any or all of the Securities then outstanding.

You must provide valid network address and other information for token distribution or forfeit ability to receive tokens.

In the event the Company elects or is required under the terms of the Securities to make a repayment of the Debt Amount, as defined in the Security, (in part or in full) by Q2 Tokens, and you fail to provide the Company within thirty (130) calendar days a network address and other information necessary to facilitate a distribution of digital blockchain tokens, the Company may in its discretion effectuate such repayment in cash and without any interest on such full or partial Debt Amount, without any further obligations. You are responsible for the accuracy of information provided. Providing inaccurate digital key or public address for purposes of token transfer often results in irreversible loss, which nonetheless would constitute satisfaction of the Company's debt repayment obligations.

The Securities contain an arbitration provisions such that all arbitration will be carried out in New York, NY regardless of where the Purchaser resides, which may incur additional travel costs or be burdensome on the Purchaser.

The Securities contain an arbitration provision such that any dispute arising out of these securities will be settled in binding arbitration to take place in New York, NY by the American Arbitration Association. Should the need for arbitration arise, it will only take place in New York, NY, which may be burdensome for Purchaser with respect to travel time and expense. The Company will not reimburse the Purchaser for any lost time or expense in attending arbitration.

The provisions of the Securities relating to a liquidation event or change of control transactions will not necessarily protect you.

The provisions in the Securities will not necessarily afford you protection in the event of a transaction that may adversely affect you, including a reorganization, restructuring, merger or other similar transaction involving us. These transactions may not involve a "liquidation event" or "change of control" which would trigger these protective provisions. Except in certain circumstances, the Securities will not permit the holders of the Securities to require us to repurchase the Securities in the event of a takeover, recapitalization or similar transaction.

We may not be able to repurchase all of the Securities upon a liquidation event or change of control repurchase event.

Upon the occurrence of events constituting a liquidation event or change of control, we will be required to offer to repurchase the Securities. We may not have sufficient funds to repurchase the Securities in cash at such time or have the ability to arrange necessary financing on acceptable terms. In addition, our ability to repurchase the Securities for cash may be limited by law or the terms of other agreements relating to our indebtedness outstanding at the time.

In the event the Securities are repaid in Q2 Tokens, future regulatory actions or policies may limit the ability to exchange Q2 Tokens or utilize them for payments, or it may make it illegal to acquire, own, hold, sell or use Q2 Tokens in one or more countries.

New regulations may make it more difficult to acquire and/or use Q2 Tokens. Furthermore, regulatory actions may limit the ability of end-users to convert Q2 Tokens into fiat currency (e.g., U.S. Dollars) or use Q2 Tokens to pay for goods and services. Such regulatory actions or policies would negatively affect our business and decrease the value of the Securities. Therefore, if the Company pays back the Security in Q2 Tokens, instead of cash, this may prove to be an illiquid and potentially worthless repayment method.

Although currently tokens are not regulated or are lightly regulated in most countries, including the United States, one or more countries may take regulatory actions in the future that severely restricts the right to acquire, own, hold, sell or use tokens or to exchange tokens for fiat currency. Such an action may also result in the restriction of ownership, holding or trading in the Securities. Such a restriction could result in the termination and liquidation of the Company at a time that is disadvantageous to Purchasers or may adversely affect an investment in the Company.

We may not be able to generate sufficient cash flow to meet our interest payment obligations on the Securities nor repay the principal.

Our ability to generate sufficient cash flow from operations to make scheduled interest payments on the Securities will depend on our future financial performance, which will be affected by a range of economic, competitive, and business factors, many of which are outside of our control. The Company will be in default if it is unable to pay interest or principal when due, which could force us to discontinue our business. If we do not generate sufficient cash flow from operations, we may have to undertake alternative financing plans, such as refinancing or restructuring our debt, selling assets, reducing or delaying capital investments, or seeking to raise additional capital. We cannot assure you that any refinancing would be possible, that any assets could be sold, or, if sold, of the timing of the sales and the amount of proceeds realized from those sales, or that additional financing could be obtained on acceptable terms, if at all, or would be permitted under the terms of the agreements governing our indebtedness then outstanding. Our inability to generate sufficient cash flow to satisfy our interest payments on the Securities would severely negatively impact your investment in the Securities.

In the event the company is unable to generate sufficient cash flow or service interest payments, there is a large risk that the company could default on the debt and be unable to repay it, in either cash or Tokens. Due to the fees associated with this Offering, at its conclusion, assuming it is successful, the Company will already have less assets than necessary to repay the Securities in full in cash.

There is no guarantee that the Security will be paid back in Q2 Tokens.

Per the terms of the Securities, if the Company cannot produce Q2 Tokens, the only means to pay back the debt is in cash.

The United States tax rules applicable to an investment in the Securities and in the event the Security is repaid in Tokens are uncertain and the tax consequences to an investor of an investment in the Securities could differ from the investor's expectations.

The tax rules applicable to the Securities, specifically if the Security is repaid using Q2 Tokens instead of cash, are complex, and no statutory, judicial, or administrative authority directly addresses the characterization of an investment in the Company's securities. The tax consequences to a Purchaser of the Securities could differ from the Purchaser's expectations. Purchasers should consult their own tax advisors.

The term of the debt instrument and all the rights to receive Tokens from it, will expire after 3 years from the effective date of the instrument.

If the Company is not able to distribute Q2 Tokens within 3 years of the issuance of the debt instrument, it will pay investors back with all remaining cash on hand, with interest due pursuant to the terms of the DPA agreement (the "Debt Agreement"). This means, Purchaser's upside is potentially capped at the rate of return described in the Debt Agreement. Purchasers should be willing to accept a hard cap on their possible gain from investment.

If this debt instrument is repaid in Q2 Tokens, the price of the Q2 Tokens may be set arbitrarily by the Company.

This means that the value of this DPA relative to the cost of Q2 Tokens cannot be determined or guaranteed. In the event the DPA is repaid in Q2 Tokens, the asset interest rate's value cannot be determined at the time the DPA is issued. You should consult the full terms of the DPA and the Company's offering before determining whether it is appropriate for you.

The Company may use other methods of distribution that might allow other investors to purchase or receive Q2 Tokens on better terms than you receive under the DPA or that might dilute the value of the Q2 Tokens.

In addition to the DPA Offering, the Company may also distribute the Q2 Tokens through the following mechanisms, each of which could result in both a decrease in the value of the Q2 Tokens and in certain purchasers and other recipients purchasing them on more advantageous terms:

- Additional Direct Sales. In the event that the Company determines that the Q2 Tokens are reasonably treated as non-securities, the Company may sell additional Q2 Tokens directly.
- Sale of Additional DPAs. The Company may also issue additional DPAs on better terms than the DPA you are purchasing.
- Mining. Q2 Tokens may also be mined in the future by users who engage in building the network blockchain after it is live.
- Sales and Giveaways to Other Employees. The Company anticipates providing the Q2 Tokens as a form of bonus or compensation to employees, either for free or for a reduced price.
- Giveaways. To encourage use and development of the network, the Company may provide Q2 Tokens as rewards to users of the network for certain activities; the Company may provide Tokens as rewards in circumstances where it believes the Q2 Tokens will not be treated as securities.

Some of these sales and distributions may occur at a substantial discount to the amount paid by Purchasers in the DPAs and/or may result in other terms that are more advantageous to other investors and recipients. In addition, the Company may sponsor other types of offerings or distributions of Tokens in the future, which may further dilute the value of the Q2 Tokens or be offered on more advantageous terms.

The terms of this debt instrument may hamper the Company's ability to use cash due to the use of an escrow account which will reduce the free cash available to the Company.
The Security being offered has a feature which requires the Company to retain 50.0% of the net proceeds to the Company of this Offering in an escrow account monitored by the Intermediary. As a substantial amount of the monies raised in this Offering will not be useable by the Company, whether as a surety for other debt or for payments, this term may hurt the Company's operations. As Purchasers have right to request a return of 50.0% of the net proceeds to the Company from the Purchaser's Subscription, the value of this escrow account may decrease over time. The Company will have the ability to request the release of all funds in the escrow account, after the first anniversary of the issuance of this Security but before the second anniversary of said issuance (the "Capital Call"). However, the Purchasers will have the ability to opt-out of the Capital Call, resulting in the Company receiving either a substantially reduced amount of capital from the escrow account or none at all, possibly leading to the Company's insolvency or the need to raise more funds.

Purchasers' ability to redeem the Security we are issuing for cash prior to the maturity date may not provide a full return of capital and may cause the insolvency of the Company.
The Security being offered has features which allow each Purchaser to redeem it prior to the second anniversary of the issuance date of the Security for partial repayment of approximately 50.0% of the net proceeds to the Company (after the payment of Intermediary expenses) from the Purchaser's Subscription (the "Early Redemption Right"). Purchasers should be aware that (i) the Company is not obligated to return one-hundred (100) percent of principal in the event that the Purchaser chooses to exercise his or her Early Repayment Right; (ii) there can be no guarantee there will be sufficient assets on hand to return funds despite the use of an escrow account to secure approximately 50.0% percent of the net proceeds of this Offering and (iii) in the event that the Company requests a Capital Call that a Purchaser chooses not to opt out of, the Early Repayment Right will be extinguished.

If a significant number of Purchasers request such redemptions (which may or may not include you) and the Company does not have the adequate amount of cash on hand, the company will be unable to pay such claims and may be forced to refinance, raise additional capital or become insolvent and seek bankruptcy proceedings, in which case you may lose all of your investment.

We may use some or all of the money loaned to us on short notice, which could make it more difficult for us to repay the loan.
The Company has the right to call for the capital held in escrow between the first and second year anniversary of the closing of the Offering. This may ultimately result in an accelerated loss in your capital, should you choose to not recall your funds held in escrow before the Company's Capital Call, as defined

below, comes into effect. If the escrow is released to the Company, this may result in the use of the cash by the Company and the likelihood of your repayment in cash could be greatly reduced.

Regulatory Risks

Regulatory changes or actions may adversely affect the repayment of the DPAs with Q2 Tokens.
As cryptocurrencies have grown in both popularity and market size, the U.S. Congress and a number of U.S. federal and state agencies (including FinCEN, SEC, CFTC, FINRA, CFPB, the Department of Justice, the Department of Homeland Security, the Federal Bureau of Investigation, the IRS, and state financial institution regulators) have begun to examine the operations of the cryptocurrency networks, users and exchanges. On-going and future regulatory actions may alter, perhaps to a materially adverse extent, the nature of an investment in the Securities repayable by tokens.

Many of these agencies, including the SEC, CFPB, FINRA, the Federal Trade Commission ("FTC") and state financial regulatory agencies, including those of Washington, Wisconsin, North Carolina, Nevada, Massachusetts, Michigan, New Hampshire, Alabama, Maryland, Maine, New Mexico, California, Florida and Hawaii, have issued consumer advisories regarding the risks posed by digital currencies.

In March 2013 guidance, FinCEN took the position that any administrator or exchanger of convertible virtual currencies must register with FinCEN as a money transmitter and must comply with the anti-money laundering regulations applicable to money transmitters. FinCEN subsequently issued several interpretive letters clarifying which entities would be considered administrators or exchangers and which would be considered mere "users" not subject to registration. The requirement that exchangers that do business in the U.S. register with FinCEN and comply with anti-money laundering regulations may increase the cost of buying and selling virtual currencies and therefore may adversely affect their price.

On June 3, 2015, New York State Department of Financial Services ("NYDFS") issued its comprehensive regulatory scheme for digital currency businesses, called the "BitLicense." The BitLicense scheme requires most businesses involved in digital currency transactions in or involving New York, excluding merchants and consumers, to apply for a license from the NYDFS and to comply with anti-money laundering, cyber security, consumer protection, and financial and reporting requirements, among others. Other states have considered similar regimes (for example, a bill in California would have imposed a similar regime, although the bill was shelved), or have required virtual currency businesses to register with their states as money transmitters, which results in virtual currency businesses being subject to requirements similar to those of NYDFS's BitLicense regime. Certain state regulators, such as the Texas Department of Banking and Kansas Office of the State Bank Commissioner, have found that bitcoins do not constitute money, and that mere transmission of bitcoin does not constitute money transmission requiring licensure. The North Carolina Commissioner of Banks has issued guidance providing that North Carolina's money transmission regulations only apply to the transmission of virtual currency and not its use. On June 28, 2014, the Governor of the State of California signed into law a bill that removed state-level prohibitions on the use of alternative forms of currency or value. The bill indirectly authorizes the use of bitcoins as an alternative form of money in the state. The inconsistency in applying money transmitting licensure requirements to certain virtual currency businesses may make it more difficult for virtual currency businesses to provide services, which may affect consumer adoption of virtual currencies and their prices.

To date, the SEC has not asserted regulatory authority over cryptocurrency networks or cryptocurrency trading or ownership and has not expressed the view that all cryptocurrencies should be classified or treated as securities for purposes of U.S. federal securities laws.

The effect of any future regulatory change on cryptocurrencies is impossible to predict, but such change could be substantial and adverse to the Company, the parent company and the parent company's Q2 Tokens used to repay the Securities.

The United States tax rules applicable to the Q2 Tokens and cryptocurrencies generally are uncertain and the tax consequences to a Purchaser who receive Q2 Tokens as repayment for the Securities could differ from the Purchaser's expectations.

The tax rules applicable to the Q2 Tokens and the cryptocurrencies given to the Company are complex, and no statutory, judicial, or administrative authority directly addresses the characterization of an investment in cryptocurrencies. The tax consequences to a Purchaser of the Securities who receives repayment in Q2 Tokens could differ from the Purchaser's expectations. Purchasers should consult their own tax advisors.

No tax opinion.

Neither the Company nor counsel to the Company will render any tax opinion or advice with respect to the offering of the Q2 Tokens. Accordingly, each Purchaser should discuss the tax considerations of an investment in the Q2 Tokens as it relates to him or her with his or her own tax advisor.

Regulatory risks associated with the issuer's operation, with the potential treatment of digital assets as securities, and with unforeseen legal restrictions on debt repayments using digital assets is a novel legal construct.

The Offering is an offering of debt securities by a non-investment service company under Regulation Crowdfunding. However, there is a regulatory risk associated with (i) the offering registration and exemption eligibility; (ii) redistribution of any assets that constitute securities; (iii) any activities that are deemed investment activities, investment advisory activities, and/or brokering or dealing activities by the issuer. Operating and legal expenses incurred by the Company to address, challenge and resolve any unfavorable regulatory position may be substantial and may result in the Company's insolvency. Digital tokens and currencies may meet the definition of securities under U.S. securities law depending on specific facts pertaining to the relevant blockchain project and token uses. There is a risk that the Q2 Tokens useable to repay the debt obligations under the terms of the Offering constitutes securities, in which case the Company and its affiliates and partners may be restricted or even prohibited from delivering or facilitating the relevant token repayments. Purchasers should carefully consult regulatory guidelines on cryptocurrencies and crypto investing prior to participating in this offering.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business
POQ Issuer is a holding company for the Quarters and Q2 Tokens. The Company is managed by POQ Manager. Quarters may be purchased by gamers to be used in multiple interactive games. Q2 Tokens are issued to investors who share in part of the revenue generated from the sale of Quarters. With the proceeds (net of administrative fees) of the sale of new Q2 Tokens, the Company funds and distributes discounted Quarters to gamers. The Company also enlists Pocketful of Quarters, Inc., an affiliate company of the Company ("POQ Central"), to promote the use of Quarters to players and game developers. Either the Company or POQ Central may distribute the Q2 Tokens on the terms of the Securities. The value of Q2 Tokens is highly dependent on the ability of POQ Central to successfully market Quarters.

Business Plan
The Company is creating an environment where a universal token, each, a Quarter, similar to a token in an arcade, can be used to purchase credits, game items, and any other items that a game developer wishes to create and sell, across different games. Quarters can be purchased by game players for $1.00 for 400 Quarters and can be used to play and purchase items in various games across different platforms.

Concurrently with the sale of Quarters, the Company is issuing a companion investment token, each, a Q2 Token, which will give its holders the right to share in the revenues generated by the sale of Quarters. Quarters are designed to solve the problem of having coins, credits, or other items marooned in the single game where a player purchased or earned them.

In the current mobile and on-line gaming environment, games and their internal currency are isolated. If a player purchases or earns coins in a game, those coins can only be used in that specific game, and once that player stops playing the game, those coins lose all utility to that player. Quarters solves this problem by allowing a player to use those coins across a variety of games, so coins are no longer isolated and locked in one game. The use of Quarters is simple: Players purchase Quarters for $1.00 for 400 Quarters by sending ETH to the QSC and then players use those Quarters for game play and in-game purchases. Developers of games receive Quarters from players as players purchase game credits and make in-game purchases. Developers get paid by having the Quarters redeemed by the QSC which gives developers ETH in return for Quarters. Q2 Tokens are designed for the investor who desires to participate in the revenues generated by the sale of Quarters. Q2 Tokens, the companion investment token for Quarters, entitle owners of Q2 Tokens to a proportionate share of all ETH from the sale of Quarters.

The growth and evolution of the Quarters ecosystem will be facilitated by POQ Central. The Company will use the proceeds of this offering to launch the Quarters token and promote the growth of the Quarters ecosystem. Sales of Quarters will generate revenue to the Company. After expenses, the Company will distribute net revenues from Quarter sales to Q2 Token holders via the Q2SC. The Q2SC's ability to pay distributions will depend on its ability to generate revenue by selling sufficient Quarters, in an amount that is in excess of its expenses, such as marketing, development, staffing, promotion, and taxes.

The Company was formed to address the problem faced by electronic gamers, who find that hard-earned coins or electronic credits are locked up in the game in which they were earned and cannot be transferred to other games. The addressable market for Quarters is enormous. Apple's App Store is estimated to generate nearly $60 billion annually and it continues to grow. However, no major application from the App Store allows players to bring coins from one game to another game. The inability to move coins from one application to another is a result of the App Store's business model which requires players to make purchases via the App Store rather than making purchases via the applications directly. Thus, the App Store, and similarly, Google's Play Store, intentionally fragment applications and games from each other, and they fragment games from players.

Quarters aim to open the gates across games and allow players to bring their coins to new games. A player that becomes bored with one game no longer needs to abandon unused coins and can instead use them in

another game that provides greater entertainment for the player. A player could play "grinder games," which are games that allow the player to engage in a repetitive task for gameplay advantage such as receiving game coins, and then use those coins in another game. The risk of purchasing in-game currency that becomes obsolete once the game is no longer played by that player is eliminated as the in-game currency retains its usefulness across games.

History of the Business
The Company was formed in May 2018 by G. Michael Weiksner.

The Company's Products and/or Services

Product / Service	Description	Current Market
Quarters	Quarters are ERC-20 utility tokens for game play only. Players can buy Quarters , which they can use to play participating games. Approved developers can exchange Quarters to earn Ethereum.	Not yet launched to players and gamers.
Q2 Tokens	Q2 Tokens are ERC-20 security tokens. Q2 Token holders earn royalties from the sale of Quarters to players that are distributed pro-rata, on demand.	A limited amount of Q2 Tokens has been sold to accredited investors in a Regulation D pre-sale. A limited amount of Q2 Tokens has been distributed to advisors and consultants.

We have developed "hot wallets" for players to buy and hold Quarters, and software tools for developers to accept Quarters in their games. A portion of the funding from this offering will be used to further refine these products. However, the large majority of the funding will be used to distribute discounted and Free Quarters to players through influencers on YouTube, Twitch, and other social media platforms. The outreach to players will be managed by an affiliated corporation, Pocketful of Quarters, Inc., which will receive a portion of the funding from this round in exchange for its services.

Q2 tokens have been sold to accredited investors in a Regulation D pre-sale. Quarters have not yet launched or been distributed.

Competition
The Company's primary competitors include various gaming developers, gaming platforms and the centralized app stores.

Currently, no blockchain-based coin exists for use in gaming across gaming platforms that has gained mass market adoption. The Company's goal is to be the primary cross-platform coin that is widely accepted in the gaming market. The Quarters ecosystem has the potential to disrupt the business models of Apple's App Store and Google's Play Store. Since adoption of the Quarters ecosystem could lead to a decline in revenues by Apple's App Store and Google's Play Store, these industry titans could create their own competing blockchain-based or non-blockchain-based cross-platform gaming tokens. Alternatively, Apple and Google, along with other market participants, could take actions to impede the adoption and growth of the Quarters ecosystem. The Quarters ecosystem, however, is designed to be complementary with Apple's App Store and Google's Play Store, and thus, our management believes that the Quarters ecosystem will be complementary, rather than competitive, with these stores.

There are a number of companies that have entered the blockchain-based cross-platform gaming coin market, some of which currently may have some market penetration that is ahead of, and greater than the Quarters ecosystem. Quarters competes only indirectly with other adjacent markets, including single platform currencies, e-sports and gambling, which have different players, developers, use case and even laws and regulations. Collectibles and digital game assets are another important adjacent market, which work well as something to buy with Quarters. "Adjacent markets" refer to those markets that our not our target market but have similar characteristics to our target market. Examples of adjacent markets include, among others, markets that consist of players in a different country that we do not currently plan to target, and games that could benefit from the Quarters ecosystem but that we currently do not plan to target.

The Quarters ecosystem directly competes with other emerging cross-platform currencies. Cross-platform currencies address the following common problem faced by players: coins that have been purchased or earned by players are locked in games that they no longer play. These emerging cross-platform currencies also benefit from the broad awareness and usage by game players of in-game currencies. Accordingly, these currencies have the potential to be the on-ramp for the masses to adopt cryptocurrency more generally. Similar to Quarters, gaming currencies are typically ERC-20 tokens built on Ethereum – although Quarters are unique in that they use the "Matic" sidechain to reduce transaction fees and to promote speed and scalability.

Quarters differs from other known cross-platform currencies in three fundamental ways. First, Quarters are designed to be a currency that players want to buy. Other similar currencies focus on developers buying the tokens to provide to players as a reward for taking various actions, such as referring a friend, watching an advertisement, or testing a game. Since other cross-platform tokens currently in the market typically have previous game developers as their founders, we believe that their focus reflects prioritizing developers over players. Quarters, on the other hand, have been developed to prioritize players rather than developers, as other platforms appear to do. Second, in contrast to other gaming coins currently in the market, we believe that Quarters are unique in their design as a stable value coin for games. Quarters are designed to allow players to always be able to purchase four hundred Quarters for $1.00. Since there is an unlimited supply of Quarters that can be purchased from the QSC, by design, their price should not fluctuate. Other gaming coins currently in the market are hybrid utility and investment tokens, which by their design, fluctuate in value, depending on their demand. Our management believes that having a stable value for gaming coins is critical for incentivizing player adoption and usage since a stable value coin, without price fluctuation, gives players the predictability that our management believes is needed to facilitate the adoption and usage of a cross-game and cross-platform gaming currency. Third, to catalyze the adoption of Quarters by players and developers, Quarters will initially be provided to players via an airdrop, and developers will be invited to compete amongst each other to receive Quarters from players. Other gaming currencies typically distribute their currency to developers, so that developers will distribute their new currencies to players.

The following are the competitors identified by Radicle, a crypto research firm, in their "Cross-platform Gaming Currency Report."

- Enjin Coin (ENJ). According to Enjin's white paper, it is the largest gaming community creation platform online. Enjin's purpose is to sell virtual goods on the blockchain, create an easy to use gaming cryptocurrency, to create software development kits for the gaming industry, and to create a new gaming experience with real ownership and value. Enjin has a floating price for its tokens, it rewards users for engaging with ads, and is launching with an existing network of games and players.
- Refereum (RFR) is a referral marketing platform for games. Influencers can monetize their followings by referring users to games. Players can make money by collecting and selling Refereum. It is integrated with APIs published by Twitch Interactive, Inc., which provides developer tools for online gaming software, to reward influencers who use Refereum. Refereum and Quarters are expected to compete for new players, new developers and influencers.
- Triforce (FORCE) allows developers to reward players for testing certain games. TriForce is currently selling 75% of its tokens in an initial coin offering. Our management believes that TriForce may be attempting to create a token that will be granted to those who install certain

applications, which is expressly prohibited by the policies of both Google's Play Store and Apple's App Store.

- CryCash (CRC) is a token that appears to be designed to help developers incentivize users to engage with games. CryCash is integrated with WarFace, an online first-person shooter game, and a several other games within the CryCash network.
- GTCoin appears to be a coin designed for developers to use to reward payers for testing certain games. Our management believes that GTCoin may be attempting to create a token that will be granted to those who install certain applications, which is expressly prohibited by the policies of both Google's Play Store and Apple's App Store.
- Monetizr appears to be designed to enable developers to reward players for taking certain actions.

As noted by Radicle, the most important factor in games is how fun the game is to play. Thus, we believe that an important factor Purchasers should consider in assessing the potential viability of the Quarters ecosystem, is whether it is more fun to pay for games one wants to play, or whether it is more fun to be paid to take actions that a developers desires for players to take. Our management believes that players would rather pay for the games they want to play, which the basis for the Quarters ecosystem.

Supply Chain and Customer Base
Developers and publishers supply the video games for players. The video game industry is highly fragmented. It is estimated that Apple alone has 12 million developer accounts. Unity, a leading game developer platform, is estimated to have 4.5 million developer accounts.

Our customer base is made up of gamers who purchase Quarters to play games. There are over one billion gamers worldwide.

Intellectual Property
The Company does not own any trademarks, patents, or other intellectual property.

Governmental/Regulatory Approval and Compliance
We are subject to federal and state regulations, including securities and money transfer laws. Such laws and regulations are subject to evolving and uncertain as regulators grapple with how to deal with cryptocurrencies. Typically, licenses and approvals under such laws and regulations must be renewed annually and may be revoked, suspended or denied renewal for cause at any time if governmental authorities determine that our conduct violates applicable regulations. Compliance with these laws, regulations and similar requirements may be onerous and expensive, and they may be inconsistent from jurisdiction to jurisdiction, further increasing the cost of compliance and doing business.

We are proactively reaching out to regulators to gain clarity and to contribute the conversation in the evolving landscape. In particular, we believe that Quarters are a utility token. If Quarters are deemed to be a security token, it will severely limit our ability to gain adoption among players. Also, we believe Quarters are regulated as a gaming token. We have to take appropriate steps to maintain this status and abide by federal and state money transmitter laws and regulations. If we fail to abide these regulations, it may seriously impair our ability to market Quarters to players and developers.

We believe that Q2 Tokens are security tokens and we will treat them as such. Any issuance of Q2 Tokens will be in compliance with the applicable federal and state securities laws.

Litigation
None

Managing Entity
The Company is operated by POQ Manager, LLC. POQ Manager will be entitled to 15% of the proceeds raised during this Offering if the Minimum Amount is Raised and up to $150,000 if the Maximum Amount is raised, for managing and issuing the Q2 Tokens.

Other

The Company's principal address is 12 Ledge Rd, Old Greenwich, CT 06870.

The Company primarily conducts business from Connecticut.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	6.00%	$6,000	6.00%	$64,200
Campaign marketing expenses or related reimbursement	16.00%	$16,000	12.50%	$133,750
Estimated Attorney Fees	1.50%	$1,500	0.15%	$1,605
Estimated Accountant/Auditor Fees	4.00%	$4,000	1.00%	$10,700
General Marketing	0.00%	$0	12.50%	$133,750
Future Wages	4.00%	$4,000	10.00%	$107,000
Accrued Wages	4.00%	$4,000	1.50%	$16,050
Accrued expenses of managers, officers, directors or employees	20.00%	$20,000	0.50%	$5,350
POQ Manager Fee	15.00%	$15,000	14.02%	$150,000
General Working Capital	9.50%	$9,500	5.18%	$55,440
Discounted and Free Quarters	20.00%	$20,000	36.65%	$392,155
Total	**100.00%**	**$100,000**	**100.00%**	**$1,070,000**

The Company does have discretion to alter the use of proceeds as set forth above. The goal of the Offering is to distribute as many discounted and free Quarters as possible. The Company will use as much of the proceeds as necessary to distribute the Quarters and catalyze the Quarters ecosystem, but no more than that.

The Company has an invoice from Republic Advisory Services, an affiliate of the Intermediary, for the sum of $3,000.00, due at the start of 2019 for copy-editing and other consulting services.

MANAGERS, OFFICERS AND EMPLOYEES

Managers
The directors or managers of the managing entity are listed below along with all positions and offices held at the managing entity and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
G. Michael Weiksner

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Manager, May 8, 2018 – Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
- Co-Founder & CTO, Pocketful of Quarters, Inc. January 2018– Present. Developing the on ramp for players and game developers to use Quarters.
- General Partner, Rostrum Capital. January, 2015 – Present. Sourced and funded early stage technology deals. Advised and managed portfolio of companies, including Slash (acquired by Giphy), Hooked, Knock, Vium, Foodworks, Access Bazaar, Babierge, and Studio.live.

Education
Princeton University, BA
Stanford University, MA & Ph.D.

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
G. Michael Weiksner

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Technology Officer, May 8, 2018 – Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
- Co-Founder & CTO, Pocketful of Quarters, Inc. January 2018– Present. Developing the on ramp for players and game developers to use Quarters.
- General Partner, Rostrum Capital. January, 2015 – Present. Sourced and funded early stage technology deals. Advised and managed portfolio of companies, including Slash (acquired by Giphy), Hooked, Knock, Vium, Foodworks, Access Bazaar, Babierge, and Studio.live.

Education
Princeton University, BA
Stanford University, MA & Ph.D.

Name
George Weiksner

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Executive Officer, May 8, 2018 – Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
None

Education
Grade School

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Connecticut law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company does not currently have any employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	LLC/Membership Interests
Amount outstanding	100%
Voting Rights	Members have no voting rights. POQ Issuer, LLC is managed by POQ Manager, LLC.
Anti-Dilution Rights	None.
How this Security may limit, dilute or qualify the DPAs issued pursuant to Regulation CF	It will not limit, dilute, or qualify a Purchaser of the Security.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100.0%

The Company does have debt outstanding. The Company has an invoice from Republic Advisory Services, an affiliate of the Intermediary, for the sum of $3,000.00, due at the start of 2019 for copy-editing and other consulting services.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Digital Tokens	111,104	$200,000.00	Marketing	June 1, 2018	Rule 506(c)
Digital Tokens	10,000,000	$0.00	N/A	April 2018	Rule 4(a)(2)

Valuation
There has been no pre-Offering value ascribed to the Company. You are encouraged to determine your own independent value of the Company prior to investing.

Ownership
POQ Issuer, LLC is owned by George B. Weiksner and G. Michael Weiksner. POQ Issuer is managed by POQ Manager, LLC, which is solely owned and controlled by G. Michael Weiksner.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
G. Michael Weiksner	50.0%
George B. Weiksner	50.0%

Following the Offering, the Purchasers will own 0.0% of the Company if the Minimum Amount is raised and 0.0% if the Maximum Amount is raised.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations
POQ Issuer, LLC will issue Quarters and Q2 Tokens, but our management will have a limited role in supporting the Quarters ecosystem. The sole ongoing activity of the Company, through our Manager, will be to maintain the QSC and the Q2SC. The QSC and the Q2SC have certain key parameters, such as the percentage of revenue allocated for investors, the percentage of revenue allocated for developers, and the revenue share percentages of large developers versus smaller developers, which will be controlled exclusively by our Manager, in its sole and absolute discretion.

POQ Issuer, LLC will fund Pocketful of Quarters, Inc., to market the Quarters by players and developers by doing the following:
- raise user awareness of Quarters;
- market Quarters to facilitate and accelerate user adoption of Quarters;
- develop software development kits ("SDKs") for developers to use to incorporate the Quarters ecosystem into games; - answer questions by players and developers;

- create tutorials;
- maintain a website to provide information about the Quarters ecosystem;
- facilitate transactions from fiat currencies to cryptocurrencies, and vice versa;
- maintain and update, as necessary, the Quarters smart contract and the Q2 smart contract; and
- raise outside funding to accelerate the development of tools and services around the Quarters ecosystem

Liquidity and Capital Resources

The Offering proceeds are important to our operations. While not dependent on the Offering proceeds, the influx of capital will assist in the achievement of our next milestones and expedite the realization of our business plan, specifically accelerate the market awareness and adoption of Quarters by players and developers. Because we have already allocated the proceeds to a specific use dependent on the completion of this Offering, the proceeds will not have a material effect on our liquidity.

The Company previously sold Q2 Tokens in a pre-sale pursuant to Regulation D. We anticipate selling more Q2 Tokens in the future under Regulation D. POQ Central has independently raised funding for its operations that include encouraging the use of Quarters.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 1,070,000 of debt securities ("Securities"). The Company is attempting to raise a minimum amount of $100,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by December 31, 2018 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $1,070,000.00 (the "Maximum Amount") and the additional Securities will be allocated at the sole discretion of the Intermediary.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Debt Agreement. Purchaser funds will be held in escrow with PrimeTrust, LLC until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the closing of the Offering, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been

reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, a portion of the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Debt Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any Subscription. If the Company rejects all or a portion of any Subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

Tokens will not be available to purchasers of the Securities distributed in this Offering unless the terms of the Security are met.

The price is the face amount or par value of the Securities. The minimum amount that a Purchaser may invest in the Offering is $25.00. **The company reserves the right to limit the maximum investment amount of individual investors based on the Company's determination of an investors sophistication.** The company reserves the right to amend the minimum amount that a Purchaser may invest at the Company's sole discretion.

The Offering is being made through OpenDeal Inc. dba "Republic", the Intermediary, or a successor as approved by the SEC. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees
6.0% of the amount raised

Stock, Warrants and Other Compensation
2% of the Securities being issued in this Offering.

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities for the purpose of this Offering.

The Securities

The following is a summary of the Securities and we request that you please read the Debt Agreement attached hereto as an Exhibit D.

For reference, if the Security is paid back in Q2 Tokens, the supply of Q2s is fixed at 15 million tokens. Each token will receive a proportional share of the ETH royalties earned from sales of Quarters. Initially, Q2s will receive 15% of the ETH revenue from Quarters on a pro rata basis. As players buy Quarters, the ETH is transferred into the Q2 contract. Owners of Q2 can withdraw their ETH royalties at any time.

Maturity Term
The Securities will mature upon the third anniversary of the date of issuance. The Securities are pre-payable by the Company in the company's discretion (with no prepayment penalties) or upon demand by the

Purchaser no later than the second anniversary of the date of issuance (in which case 50.0% of the net proceeds of the Purchaser's investment will be repaid in cash in full satisfaction of the debt).

Interest Payment

The Securities are non-amortizing and the entire principal amount and any applicable interest amounts will be due and payable at maturity, unless otherwise prepaid as described and as per the form of Debt Agreement attached hereto.

The Securities will pay interest at a rate of 20% in assets, including digital tokens, or cash, as per the terms set forth on the form of Debt Agreement attached hereto.

Escrow Account

Upon the closing of the Offering, 50.0% of the aggregate net proceeds of the Offering (after deducting for certain of the expenses and fees incurred by the Company or the Intermediary for the benefit of the Company) shall be paid into an escrow account and Company shall grant Intermediary all rights and privileges necessary to ensure said escrow account is held for the benefit of the pay(ies) entitled. Intermediary will not spend, transfer, or use the funds in the escrow account for any purpose except in compliance with the terms and conditions of the Debt Agreement.

Maturity Date

In the event that the maturity date of six months is reached without the prior repayment by the Company of its obligations under a DPA with a Purchaser, each such Purchaser will be owed, by the Company his or her principal amount, plus an additional fifteen percent, to be paid in USD cash.

Repayment by Tokens

If the Company has ownership or control of Q2 Tokens in an amount adequate to satisfy its outstanding repayment obligations in full under the Debt Agreement and other Securities contemporaneously issued as part of the same Offering, including any accrued and unpaid interest amounts, the entire principal shall be due and payable to the Purchaser, together with interest accrued on the entire Debt Amount (said interest also payable in Q2 Tokens), to be calculated based on the initial undiscounted Q2 Token price set by the Company or an Affiliate (the "Token Valuation"). If such repayment is made on or prior to the anniversary of the issuance of the Security, the asset interest amount due and payable to the Purchaser shall be 20.0% of the investor's principal amount. If such repayment is made during the period commencing after the six (6) month anniversary of the issuance but before maturity date of the Security, the asset interest amount due and payable to the Purchaser shall be 20.0% of the investor's principal amount.

Repayment in Cash

If the Securities are repaid by the Company in cash, per the terms of the Debt Agreement, in the company's discretion (i) with no prepayment penalties and no interest accrued and payable if such repayment is made on or prior to the six (6) month anniversary of the issuance of the Security or (ii) if such repayment is made during the period commencing after the six (6) month anniversary of the issuance but before maturity date of the Security, the fiat interest amount due and payable to the Purchaser shall be 20.0% of the investor's principal amount.

Prepayment Demand by Purchaser

The Purchaser may demand prepayment of 50.0% of the net proceeds of their investment (the "Lender Escrow Amount") any time prior to the two years anniversary of the issuance of the Security (in which case the Lender Escrow Amount will be removed from the escrow account in full satisfaction of the debt). However, if the Company has exercised the right to conduct a Capital Call (as described below) and the Purchaser has failed to opt out of the Capital Call, prior to the Purchaser demanding prepayment, the Purchaser's right to request such Lender Escrow Amount shall be extinguished.

Capital Call Event

After the issuance of the Security, the Company may request all funds be released to the Company from the escrow account as a capital call event (the "Capital Call"). Purchaser shall have 15 days from the receipt of notice of such intended Capital Call to opt out of such Capital Call and to exercise his or her right of early repayment of the Lender Escrow Amount in the prior paragraph.

Dissolution Event

If a dissolution event occurs before repayment obligations under this DPA have been satisfied in full, to the extent permissible by law, the Purchaser shall have a right to its pro rata share of any funds remaining in the escrow account. A dissolution event shall include a voluntary termination of the Company's operations, a general assignment for the benefit of the Company's creditors, a change of control of the Company or its an Affiliate with control of the Company, any other liquidation, dissolution or winding up of the Company, whether voluntary or involuntary.

Termination

This instrument will terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon the Company satisfying its repayment obligations in full.

Security

The Securities are not secured.

Subordination

The Securities are not subordinate to other indebtedness of the Company.

Events of Default

In addition to the standard events of default such the Company's failure to pay principal and/or interest on the Securities, liquidation of the Company and voluntary or involuntary bankruptcy proceedings of the Company, there are no other events of default pursuant to the Securities.

Voting and Control

The Securities will not have voting rights. The Company does not have any voting agreements in place. The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Issues Specific to Repayment by Tokens

With respect to any partial or full satisfaction of the Debt Amount by Q2 Tokens, the number of Q2 Tokens shall be determined based on the Token Valuation. Where possible, the Q2 Token distribution may include fractional Q2 Tokens. In the event fractional Q2 Tokens are not available, (i) the Purchaser will receive one

full Q2 Token if the fractional remainder is equal to or in excess of 0.50 Q2 Tokens or (ii) the Purchaser will forfeit the value of the fractional Q2 Tokens if the fractional remainder is less than 0.50 Q2 Tokens.

In the event the Company elects or is required under the terms of the Debt Agreement to make a repayment of the Purchaser's principal amount (in part or in full) by Q2 Tokens, if upon notice, Purchaser fails to provide to Company within 15 calendar days a network address and other information necessary to facilitate a distribution of digital blockchain tokens, the Company may in its discretion effectuate such repayment in cash and without any interest on such full or partial principal amount, without any further obligations associated thereto and in full satisfaction of such full or partial principal amount. The Purchaser is responsible for the accuracy of information provided. Providing inaccurate digital key or public address for purposes of token transfer often results in irreversible loss, which nonetheless would constitute satisfaction of the Company's debt repayment obligations.

Other Material Terms

The Company has the right to cease operations and distribute funds acquired through the offering, as well as any other assets of the Company to satisfy and extinguish this debt issued during this offering within the first month from the date of issuance. Purchasers are not guaranteed a return on their investment.

TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has not conducted any transactions with related persons.

Conflicts of Interest

The Company has not engaged in any transactions or relationships that would give rise to a conflict of interest with the Company, its operations or its securityholders.

OTHER INFORMATION

Bad Actor Disclosure

None

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/G. Michael Weiksner
(Signature)

G. Michael Weiksner
(Name)

Chief Technology Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/G. Michael Weiksner
(Signature)

G. Michael Weiksner
(Name)

Manager
(Title)

9/5/18
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

Exhibit B   Video Transcript

Exhibit C   Offering Page

Exhibit D   Debt Payable by Asset

EXHIBIT A
Financial Statements

POQ Issuer, LLC

Unaudited Financial Statements

May 8, 2018



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

August 14, 2018

To: Board of Managers, POQ Issuer, LLC
        Attn: Mike Weiksner, Ph.D.

Re: 2018 (inception) Financial Statement Review
        POQ Issuer, LLC

We have reviewed the accompanying financial statements of POQ Issuer, LLC (the "Company"), which comprise the balance sheet(s) as of May 8, 2018 (inception), and the related statements of income, shareholders' equity and cash flows for the single-day period thus ending, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments which might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

POQ ISSUER, LLC
BALANCE SHEET
As of May 8, 2018
See accompanying Notes to the Financial Statements
(Unaudited)

ASSETS

Current Assets:		
Cash and cash equivalents	$	0
Total Current Assets		0
TOTAL ASSETS	$	0

LIABILITIES AND MEMBERS' CAPITAL

Liabilities:		
Current Liabilities:		
Accounts Payable	$	0
Total Liabilities		0
TOTAL LIABILITIES		0
Commitments and Contingencies		
Members' Equity:		
Membership interest		200
Subscription receivable		(200)
Retained earnings		0
Total Members' Equity		0
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	0

POQ ISSUER, LLC
STATEMENT OF OPERATIONS
May 8, 2018
See accompanying Notes to the Financial Statements
(Unaudited)

Revenues	$	0
Cost of revenues		0
Gross Profit (Loss)		0
Operating Expenses:		
General and administrative		0
Sales and marketing		0
Organizational expenses		0
Total Operating Expenses		0
Operating Income		0
Provision for Income Taxes		0
Net Income	$	0

POQ ISSUER, LLC
STATEMENT OF MEMBERS' CAPITAL
May 8 ,2018
See accompanying Notes to the Financial Statements
(Unaudited)

As of May 8, 2018	Membership Interest	Subscription Receivable	Accumulated Deficit	Total Stockholder's Equity (Deficit)
Membership Interest	$ 200	$ (200)	$ 0	$ 0
Net Income	0	0	0	0
Balance as of May 8, 2018	$ 200	$ (200)	$ 0	$ 0


POQ ISSUER, LLC
STATEMENT OF CASH FLOWS
May 8, 2018
See accompanying Notes to the Financial Statements
(Unaudited)


Cash Flows From Operating Activities

Net Loss	$	0
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
(Decrease) Increase in accrued expenses		0
Net Cash Used In Operating Activities		0

Cash Flows From Investing Activities

Purchase of property and equipment		0
Net Cash Used In Investing Activities		0

Cash Flows From Financing Activities

Purchase of membership interests		0
Net Cash Provided By Financing Activities		0

Net Change In Cash and Cash Equivalents		0
Cash and Cash Equivalents at Beginning of Period		0
Cash and Cash Equivalents at End of Period	$	0

Supplemental Disclosure of Cash Flow Information

Cash paid for interest	$	0
Cash paid for income taxes		0

POQ ISSUER, LLC
NOTES TO FINANCIAL STATEMENTS
AS OF MAY 8, 2018
(unaudited)

NOTE 1 - NATURE OF OPERATIONS

POQ Issuer, LLC (which may be referred to as the "Company," "we," "us," or "our") is a holding company for the Quarters and Q2 ERC-20 tokens, and is managed by POQ Manager, LLC. Players buy Quarters, which they can use to buy games. The Company issues Q2 tokens to investors. With the net proceeds of the sale of new Q2 tokens, the Company will fund and distribute discounted and free Quarters. The Company has also entered into an agreement with Pocketful of Quarters, Inc. to promote the use of Quarters by players and game developers (see Note 7).

The Company incorporated in May 2018 in the State of Delaware. The Company is headquartered in Old Greenwich, Connecticut. The Company did not begin operations until 2018.

Since Inception, the Company has relied on securing loans to fund its operations. As of May 8, 2018, the Company had zero working capital and will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 5). During the next 12 months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 7), sales of securities and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates
The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of May 8, 2018, the Company is operating as a going concern. See Note 1 and Note 5 for additional information.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of May 8, 2018, the Company had no cash on hand.

Receivables and Credit Policy
Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances. As of May 8, 2018, the Company did not have any outstanding accounts receivable as it has not yet begun operations as of May 8, 2018.

Property and Equipment
Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. The Company had not acquired any fixed assets as of May 8, 2018.

Income Taxes
The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the statements. Income from the Company is reported and taxed to members on their individual tax returns.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Revenue Recognition
The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. As of May 8, 2018, the Company had recognized no sales.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Software Development Costs
The Company applies the principles of ASC 985-20, Software-Costs of Computer Software to be Sold, Leased, or Otherwise Marketed ("ASC 986-20"). ASC 985-20 requires that software development costs be charged to research and development expense until technological feasibility is established. With the Company's current technology, technological feasibility of the underlying software is not established until substantially all product development and testing is complete, which generally includes the development of a working model. Prior to a product's release, if and when the Company believes capitalized costs are not recoverable, the costs capitalized to date will be expensed as part of cost of sales.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019.   We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 3 – INCOME TAX PROVISION

The Company has not filed a corporate or state income tax return since the Company was not operational as of a calendar year end and therefore a tax return has not yet been required to be filed. Tax returns once filed will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Legal Matters
Company is not currently involved with, and does not know of any pending or threatening litigation against the Company or founders.

NOTE 5 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2018 and therefore did not incur any profit as of May 8, 2018.   The Company's ability to continue is dependent upon management's plan to raise additional funds through an anticipating crowdfunding offering (see Note 7), future offerings and through achieving profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 6 – MEMBERS' EQUITY

The Company is owned equally between two individuals.

NOTE 7 – SUBSEQUENT EVENTS

Marketing and Promotional Services Agreement
The Company entered into a Marketing and Promotional Services Agreement ("Agreement") on May 9, 2018, whereas the Company retained Pocketful of Quarters, Inc. ("POQ Inc.") to provide certain advisory and consulting services. The term of the Agreement is for one year and is renewable annually. Services to be provided include

raising user awareness of Quarters, market Quarters to facilitate and accelerate use adoption, develop software development kits for developers to use to incorporate the Quarters ecosystem into games, create tutorials, maintain a website, facilitate transactions from fiat currencies to cryptocurrencies, maintain and update Quarters smart contracts, raise outside funding to accelerate the development of tools and services around the Quarters ecosystem. The fee for marketing services paid to POQ Inc. is set by the Company and is currently 15 percent of the net proceeds of the sale of Quarters.

Issuance of Tokens
From January to June 2018, the Company sold 83,750 Q2s for 335 Ethereum to accredited investors in a Regulation D offering. The value as of the date of sale was approximately $200,000. From January to June 2018, the Company issued 3,500 Q2s to advisors and consultants and expects to transfer 35,000 throughout 2018.

Anticipated Crowdfunded Offering
The Company is offering (the "Crowdfunded Offering") up to 1,000,000 DPAs ("Debt Payable by Assets") for up to $1,070,000. The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by December 15, 2018 (the "Offering Deadline") in order to receive any funds.

The Crowdfunded Offering is being made through OpenDeal Inc. (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 6% commission fee of the amount raised and 2% of the securities issued in this offering.

Management's Evaluation
Management has evaluated subsequent events through August 14, 2018, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT B

Video Transcript

MAIN VIDEO #1

On screen:

"Start new game
1 Player
2 Player"

Quarters logo

Voice: Once there was a gamer named George. He learned about cryptocurrency from his wise father. George was inspired. He was tired of losing all his hard work and coins in non-refundable games. There has to be a better way for gamers to play he thought. He was on a mission, and with the help of his father they created a universal gaming currency for games called Quarters

Quarters can be used for bounties or quests. As a player, the more you play, the more you are directly rewarded. And with more players, this will help motivate developers to create their best. It's a win-win for everyone!

Here are the thoughts from the team behind Quarters:

"To date, the gaming industry is worth $138B and growing at 10.3% year over year"-- Tim Tello, Business Development

"I can't wait to start making games with Quarters, so that I can reward the audience in a way I've never been able to do before" -- Chris Cross

"I'm excited that developers can now use Quarters across the most popular gaming platforms, like Unity, IOS, Android, Node, JavaScript and PlayFab." -- Kelvin Cobanaj

Quarters is a great opportunity for developers. All you need is an email address and credit card, and players have already bought Quarters for your game. You can play any game that accepts Quarters. Explore more about Quarters mission to make games better for everyone

ALTERNATIVE VIDEO #2

SUNRISE HOST:
Our next guest is proof you should never underestimate someone because of their age. He runs his own business, as you do, and he's only 12 years old. George Weiksner is CEO of his own company, Pocketful of Quarters, which is launching its own cryptocurrency for online games.

GEORGE:
I was coming home from school one day when my dad was telling me about the new big thing, cryptocurrency. At the time, I was frustrated because whenever I quit a game, I'd lose my coins, hard work, time and effort. With Quarters, you can use one coin in all your games.

You can get coins by buying them in a game or earning them. Then, these coins can be used to upgrade something, buy a new asset, or buy a skin.

TIM:
Today, the gaming industry generates $138 billion in revenue, and is growing at 10.3% year over year.

CHRIS:
I can't wait to start making games with Quarters, so that I can reward the audience in a way I've never been able to do before.

Kelvin:
I am excited that developers can now use Quarters across the most popular gaming platforms, like Unity, IOS, Android, Node, JavaScript and PlayFab.

CARLOTTA:
Quarters is a great opportunity for developers. All you need is an email address, credit card, and players have already bought Quarters for your game. You can play any game that accepts Quarters.

DEVO:
What George is building with Quarters is phenomenal. It is more than a product, Quarters is an opportunity to build a real movement.

BE INSPIRED:
It's new, it's something fresh, everybody can get into it, even an 11-year-old. If you're not inspired..

Kevin, if you're not inspired, I don't know what would inspire you. That's incredible. To me, that's a foreshadowing of things to come.

GEORGE:
Thanks for supporting our mission to make games better for everyone.

EXHIBIT C
Offering Page



Company Name	Quarters
Logo	
Headline	Quarters are a universal gaming currency
Cover photo	
Hero Image	





Tags	Blockchain, Gaming, Tech

Pitch text

Deal Highlights

- Quarters are the universal virtual currency for gaming
- Quarters can be used across different video games and platforms
- Led by a 12 year old gamer turned CEO, and backed by award-winning team
- Game developers can accept Quarters on all major gaming platforms
- Over one billion players spend $138B per year in video games
- Partnered with Rise9, an influencer communities with over 700M followers
- Raised over $400,000 to date
- Team has previously created award-winning hits earning multiple billions of dollars in revenue across games, music and YouTube

Founded & led by the 12-year old gamer turned CEO

"Why should coins get stuck in games I no longer want to play? I was coming home from school and my dad was explaining the new big thing, crypto. At the time, I was frustrated because whenever I quit a game I lost all my hard-work, time, effort, and worst of all, my coins. I know my friends share my frustration. With Quarters, you will have one wallet for all of your games." — George Weiksner, 12, CEO



George on the set of Meet of the Drapers

Players leave millions behind in games that they no longer play

Virtual currencies (Coins, Gold, Gems, etc.) are used in games across genres and platforms. Players buy these currencies with real money.

Players usually don't spend all of the virtual currency. When they want to play a new game, they have to abandon their winnings and start again from scratch.

This leaves millions of dollars frozen inside games, every day!

Quarters are universal gaming tokens

Quarters are the universal virtual currency for gaming, usable across different games and platforms.

Players have a single wallet with Quarters. When they start playing a new game, they can transfer Quarter coins to that game. When they don't want to play that game any more, they can transfer Quarters back to their wallet, and use them in other games.

Quarters are designed specifically for playing games and not for storing value. Like classic arcade tokens (i.e. Chuck E Cheese), you can buy Quarters but you can't redeem them outside of the gaming ecosystem.

You are investing in Q2 tokens, which pay you royalties on the sales of Quarters tokens, not the gaming-centered Quarters tokens. See "Token Economics" for more info.

How it works:









1 Register online to get a Quarters wallet.
Name
Email Address
Password
2 Buy Quarters using USD or ETH
400 quarters
$0.99
Pocketful of Quarters
VIP Club Monthly Subscription
hojhzror@sharklasers.com
4222 4222 4222 4222
02 / 22
CVC
Remember me
Pay $20.00
3 Approve transfer of Quarters to developer
Flappy
Frustratingly difficult flappy game
Power ups
4 quarters
Total 200 quarters are available in this account
Transfer 4 quarters
4 Play game, potentially earning more Quarters
3 in a row!
250
275
PAY TABLE

1. Register to get a Quarters wallet

2. Buy Quarters with USD or ETH (Quarters have a fixed price for players)

3. Approve transfer of Quarters to developer

4. Play game, potentially earning more Quarters

Quarters help game developers

Game developers compete to collect Quarters from game players. Players transfer Quarters to developers in order to play games. In turn, developers (but not players) exchange Quarters for Ether, based on a formula set in the smart contract.

Quarters can incentivize game adoption. Players get free Quarters when they sign up, and whenever the number of Quarters sold doubles. Free Quarters are a fun reward for everyone in the Quarters ecosystem.

For further detail on the Quarters ecosystem, you can read the Quarters whitepaper.

Traction

With the core infrastructure built and key partnerships lined up, the Quarters ecosystem is prepared for rapid adoption by players and developers. Highlights include:

1. We've launched Quarters and the portal, pocketfulofquarters.com — tokens are already available for purchase rs with an email address and a credit card — that's it!

2. Tools and API for developers — with a few lines of codes, developers can accept Quarters in their games. We currently support JavaScript, Node, Unity IOS and Android, and PlayFab. In addition, developers can use our API on any platform.

   

  

3. Technology partnership. A partnership with Matic.network to enable us to scale Quarters transactions without creating congestion on the Ethereum mainnet or incurring excessive fees.

4. Distribution partnerships with influencers via Rise9 (www.rise9app.com). Rise9 influencers have over 700,000,000 followers in their community.



George with Markiplier, backstage at Vidcon. Markiplier is a gaming influencer with 20M+ subscribers on YouTube.

5. Raised $400,000 from leading media figures and investors including Michelle Phan, Ugur Koyoglu and other angel investors in a SAFE note and in a private pre-sale of Q2 tokens (same tokens you are investing in).

 **Michelle Phan**, Investor & Advisor.



An early pioneer on YouTube with over 1 billion views. Founder of Ipsy, which is valued at $1B and has over 3,000,000 paid subscribers for its beauty and wellness products.

YouTube - Website - Wikipedia



I grew up playing video games that shaped who I am today. I believe in George and his vision to help evolve the gaming experience.

— Michelle Phan, investor and YouTube star





Ugur Koyluoglu, Investor, Economics & Strategy

Ugur is currently Vice Chair at Oliver Wyman. He has been steering the firm's high-impact corporate strategy, finance and risk management projects for financial institutions across the globe. Ugur invest in innovators who reframe a customer problem and solve it with an unconventional approach. Ugur holds a PhD from Princeton University.

Full Biography at Oliver Wyman

Market

Revenue from video games is about seven times (7x) bigger than movies and music combined. One in seven people play video games globally, which is about 1.2B people.

Video games are a $138B market, growing rapidly (>10% per year).



Competition

Quarters are intended to be the first gaming token desired by players, distributed directly to players, that has a stable value and works across platforms. Meanwhile, traditional in-game currencies are stuck in each game. Other gaming cryptocurrencies that we are aware of have fixed token supplies with fluctuating values.

SOLUTION	Desired by Players	Distributed directly to players	Has a stable value	Works across games & platforms
Quarters	YES	YES	YES	YES
Traditional in-game currencies	YES	NO	YES	NO
Enjin	MAYBE	NO	NO	YES
Other Cryptocurrencies	NO	NO	NO	MAYBE

What's next

We're on track to launch the Quarters Beta by December 2018.

Our version 1 was a success: we've collected a lot of valuable customer feedback and implemented it into an upcoming v.2, which we plan to launch at the end of 2018.





September 2017
"The car ride that changed it all"

June 2018
Close first Reg D Pre-sale of Q2 tokens

October 2018
Open to select players on waitlist

2019
Expand to influencers around the globe

January 2018
Crypto Monday Meet Up where George is discovered by the media

October 2018
Crowdfunding Round

Early 2019
Public Launch!

This fall, we will open up a waitlist, and let some players and their friends test our first games. Gaming influencers will play the games to get players excited about Quarters. Then we will launch the Beta to the public for mid-December 2018.

Team

We have an amazing team backing George and his vision. This award-winning team has decades of experience in the gaming and technology industry.



George B. Weiksner, Co-founder & CEO

"Why should coins get stuck in games I no longer want to play?" George founded Pocketful of Quarters to fix this problem for himself and his friends. George is also a seventh grader at Greenwich Country Day School. He is a regular speaker about cryptocurrencies and games, he has appeared in various publications, including Marketwatch, ICO Investor TV, Be Inspired, and The New York Post. He streams games on YouTube and Twitch as ThisKidCEO.

LinkedIn YouTube Twitch Instagram



G. Michael Weiksner, Co-Founder & CTO

A tech investor (Rostrum Capital and Flatfooted, LLC) and a tech entrepreneur (EndlessTV and E-thePeople.org). Ph.D. in communications from Stanford University and an A.B. in computer science from Princeton University.

LinkedIn - Github - Twitter



Chris Cross, Advisor

Chris is a gaming legend best known for designing the original Medal of Honor. Chris has designed and directed games that have been played by over 300M players and earned in excess of $6 billion in revenue.

LinkedIn - Moby Credits



Remember how you felt when you went to an arcade for the first time? Quarters create a new galaxy of games where players, both young and old, can once again experience that feeling.

— Chris Cross, gaming design guru





Devo Harris, Advisor

Devo is a 3x grammy award winner, for his work with Kanye West and John Legend. He has also collaborated with Britney Spears, Nas, Aretha Franklin, Common, and Barack Obama. Devo is founder & CEO of Adventr.tv, named one of the 100 Most Innovative Companies in the world.

LinkedIn - Wikipedia - Medium



Kanye West, John Legend and I sparked movements by listeners that have transformed music and culture. With Quarters, George and I can ignite a movement by players that transforms games and cryptocurrency.

— Devo Harris, 3x grammy award winner, founder & CEO of Adventr.tv



Investor Resources

- Web site: www.pocketfulofquarters.com
- Quarters Telegram Community
- Quarters Whitepaper
- Pitch Deck

Quarters vs Q2 Tokens

When you investing in this deal, you're investing in Q2 tokens, not Quarters tokens.

Quarters Tokens

Quarters (symbol:Q) are a token designed for game use only. They're available for sale on PocketfulOfQuarters.com, can be earned as rewards for participating, and - by design - cannot be sold back for financial gain.

Players can use Quarters to play games within our ecosystem. Game developers compete to collect Quarters from game players. Players transfer Quarters to developers in order to play games. In turn, developers (but not players) exchange Quarters for Ether, based on a formula set in the smart contract.

Q2 Tokens

Q2 (symbol: Q2) are revenue-sharing tokens, designed to attract the initial investment needed to jumpstart the Quarters ecosystem. Q2 tokens are royalty tokens that distribute the ETH dividends earned as Quarters are sold.

Q2 investors earn royalties on the sale of Quarters whenever Quarters are bought via the smart contract. When that happens:
- 15% goes to Q2 holders; and
- 85% is held in escrow to pay to game developers as players use Quarters in their games.

Q2 holders will earn royalties from the sale of Quarters proportional to their ownership of the Q2 network.

Token Economics




Spend or earn Quarters in games
Players
Quarters
Contract
Exchange Qs
for ETH
Approved
Developers & Influencers
Buy
Quarters
Website
pocketfulofquarters.com
Fund free &
Discounted Qs
Royalties
Q2
Contract
Quarters (Q)
Q2
USD ($)
ETH
Players can only transfer
Quarters to approved
developers and influencers.
(No transfers between players)
Initial sale
of Q2
Dividends
Investors
Trade Q2

How this investment opportunity works

Investors are offered to invest in POQ Issuer, LLC and receive a Token DPA — a debt instrument, payable by assets (Q2 Tokens).


September 2017
"The car ride that
changed it all"
June 2018
Close first Reg D Pre-
sale of Q2 tokens
October 2018
Open to select
players on waitlist
2019
Expand to influencers
around the globe
January 2018
Crypto Monday Meet Up
where George is
discovered by the media
October 2018
Crowdfunding
Round
Early 2019
Public Launch!

Per the DPA Agreement:

- POQ Issuer, LLC is to acquire Q2 Tokens during the planned Jan 2019 Q2 Token Distribution Event.
- POQ Issuer, LLC is to repay investors (Token DPA holders) with Q2 Tokens with a 20% premium.

Please consult the DPA Agreement for complete terms including timing, Republic's and POQ Issuer's commission, how funds are handled, what happens with the funds in case the Tokens never get distributed by POQ Issuer, LLC, etc.

This debt offering is suitable for sophisticated investors with knowledge of blockchain technology and the ability to assess its applications and their market potentials only.

POQ Issuer, LLC is conducting this debt offering, with principal plus 20% interest payable by Tokens (Q2) in lieu of cash, as per the terms of the DPA Agreement. Please carefully review the entire DPA for complete offering terms. POQ Issuer, LLC is a Delaware company and an affiliate of Pocketful of Quarters, Inc., a service company to help promote the adoption of the Quarters ecosystem.

Let's make games better for players!

Together, we can bring Quarters to games everywhere, and make games better for players.

Thank you for supporting my effort to make games better for me, my friends and players all around the world!

— George Weiksner

Team

	Michael Weiksner	Founder & CTO	Mike is a VC at Rostrum Capital, and the founder of E-thePeople (merged with League of Women Voters), Tip or Skip and Endless TV. He has a degree in Computer Science from Princeton University and Ph.D. from Stanford University.
	George Weiksner	Founder & CEO	George is a sixth grader at Greenwich Country Day School, in Connecticut. He is a regular speaker about cryptocurrencies and games, and he has appeared in Marketwatch, ICO Investor TV, Be Inspired, and The New York Post.
	Michelle Phan	Investor & Advisor	Michelle is an early pioneer of YouTube, earning over 1 billion views. In 2011, she co-founded Ipsy, a subscription e-commerce business that raised over $100M, with 3,000,000 monthly paying subscribers.
	Timothy Tello	Head of Business Development	
	Kelvin Çobanaj	Lead Engineer	
	Greg Lukosek	Lead developer for Unity SDK	
	Chris Cross	Creative Director	Chris has lead teams at AAA studios including Blizzard Entertainment, THQ, EA, and DreamWorks. Chris has desi and directed games (notably Medal of Honor) that have b played by over 300M players and earned $6+ billion in revenue.
	Carlotta Tatti	Developer Advocate	





	Ugur Koyluoglu	Investor & Advisor, Economics & Strategy	Ugur is currently Vice Chairman at Oliver Wyman. Ugur has a PhD in Engineering from Princeton University, and Turkey's Koc University.
	Devo Harris	Advisor, Culture + Innovation	Devo is founder & CEO of Adventr. He won three Grammy's for his work with Kanye West and John Legend and has collaborated with Britney Spears, Nas, Aretha Franklin and Barack Obama. He earned degrees from Wharton and Columbia Business School.

Perks

$30	Receive 7,500 Free Quarters!
$35	15,000 Free Quarters!
$50	Get 20,000 Free Quarters!
$100	Early access to one game for Quarters
$250	Special chat on stream for Q2 investors
$500	Early access to one game on Quarters for you and five other friends
$1,000	An invitation-only streaming session with George
$2,500	Get early access to all available Quarters in our beta program
$5,000	Play on stream with George (one on one for an hour!)
$10,000	Early access to all Quarters games in the beta program for you and 10 other friends
$25,000	Chat with founders by phone
$50,000	Design a mobile game with Chris Cross
$100,000	Meet George in person in NYC.

FAQ

Why are Quarters better than USD for games?	Generally, players don't directly purchase in-game assets. Instead, players buy packages of in-game coins (or gems, etc.) with USD, and then use these coins to make purchases.
	Quarters replaces these in-game coins. Like in-game coins, players can buy Quarters with USD . Unlike traditional in-game coins, Quarters can be used within the original game as well as any other participating Quarters game.
How are you going to acquire players?	We will acquire users in two ways. The first way is with a waiting list with tasks and rewards. The second way will with influencers. Influencers will play our games and their viewers will be intrigued by the games and want to learn more.

EXHIBIT D

Debt Payable by Asset

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE LENDER LIVES OUTSIDE THE UNITED STATES, IT IS THE LENDER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES.

THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY PROSPECTIVE LENDER.

POQ ISSUER, LLC

DEBT AGREEMENT

for

DEBT PAYABLE BY ASSETS ("DPA")

SERIES: S-1

THIS CERTIFIES THAT in exchange for a loan by the undersigned lender (the "**Lender**") in the amount of US$$investment_amount$ (the "**Debt Amount**") made on or about $crowd_safe_date$ (the "**Effective Date**"), to POQ Issuer, LLC, a Delaware corporation (the "**Company**"), Lender is hereby entitled to repayment, in one or more installments, in USD cash and/or in Tokens, with such interest amount (or no interest at all), as further set forth below.

"**Token**" means a digital token that (a) the Company (or an Affiliate thereof) issues in a Public Token Offering (defined below), and (b) is an asset the ownership and transfer of which is affected through a unique distributed ledger maintained on a peer-to-peer, open source system that the Company (or an Affiliate thereof) primarily develops.

"**Interest Amount**" means simple interest, payable one time on the Debt Amount, regardless of the time said Debt Amount has been outstanding.

"**Asset Interest Amount**" means the product of (a) twenty percent (20%) and (b) the Debt Amount.

"**Fiat Interest Amount**" means the product of (a) twenty percent (20%) and (b) the Debt Amount.

"**Cash Repayment Amount**" means the product of (a) the full Debt Amount <u>plus</u> (b) the Fiat Interest Amount.

"**Escrow Percentage**" means fifty percent (50%).

"**Series Debt Amount"** means the sum of all Debt Amounts under all outstanding Debt Payable by Assets Series S-1 distributed as part of the Series S-1 offering ("**Series S-1 Offering**").

See <u>**Section 2**</u> for additional defined terms.

1. *Repayment of Debt Amount*

   a. <u>**General Repayment Terms.**</u>

      (i) *Maturity Term:* Upon the third (3rd) anniversary of the Effective Date ("**Maturity Date**"), if the Debt Amount has not been satisfied or terminated as provided herein, the Company shall pay to the Lender the Cash Repayment Amount.

      (ii) *Repayment Obligation***.** An Affiliate of the Company may repay the Lender any amounts due under this DPA, however, nothing herein shall relieve the Company of ultimate liability for the repayment of Lender's Debt Amount pursuant to this DPA and where applicable, any Interest Amount, whether Asset Interest Amount or Fiat Interest Amount, due to the Lender per the terms of this DPA.

      (iii) *Requirement to fully satisfy the Debt Amount.* The Company must make, promptly, any additional payment in USD necessary to the Lender if an Escrow Event (defined below) is insufficient to satisfy this instrument <u>in full</u> pursuant to the terms herein. For example, if the Company was to make an early repayment in cash pursuant to **<u>Section 1(d)(i)</u>**, the Company would be required to make a payment directly to Lender, in addition to the Lender receiving the Lender Escrow Amount, to satisfy this DPA <u>in full</u>.

      (iv) *Termination.* This instrument will terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon the Company satisfying its repayment obligations <u>in full</u> pursuant to this <u>**Section 1**</u>.

   b. <u>**Token Repayment Terms.**</u> If the Company has ownership or control of Tokens in an amount adequate to satisfy its repayment obligations under this DPA and all other DPAs contemporaneously issued as part of the same Series S-1 Offering <u>in full</u>, the Company shall make the Token Repayment Amount, as specified in <u>**Section 1(b)(i)**</u>.

      (i) To the extent that the Company repays to Lender the Debt Amount in the form of Tokens before the Maturity Date, the Company shall also, at the same time, pay any Interest Amount due to the Lender in the form of Tokens, the Interest Amount, in this

case, being equal to the Asset Interest Amount (together, the "**Token Repayment Amount**").

(ii)   For debt satisfaction under the terms of this DPA, Tokens shall be valued at the initial undiscounted price set by the Company or an Affiliate for purposes of the Public Token Offering ("**Token Valuation**"). If payment pursuant hereto is made in the form of Tokens, the Company or its Affiliate shall use commercially reasonable efforts to issue fractional Tokens if necessary to repay the Debt Amount (or portion thereof). In the event that the Company or its Affiliate does not issue fractional Tokens, (i) the Lender will receive one full Token if the fractional remainder due to the Lender is equal to or in excess of 0.50 Tokens or (ii) the Lender will forfeit the value of the fractional Tokens if the fractional remainder is less than 0.50 Tokens.

(iii)   If the Company makes a repayment of the Debt Amount in the form of Tokens pursuant to **Section 1(b)(i)** or **Section 1(b)(ii)**, and Lender, upon notice, fails to provide to Company within thirty (30) calendar days a wallet address, network address or other information necessary to facilitate a distribution of Tokens, the Company may in its sole discretion effectuate such repayment to the bank account listed under Lender's signature on the signature page of this DPA in USD cash and without any Interest Amount payable to Lender, and without any further obligations associated thereto and in full satisfaction of such repayment. For the avoidance of doubt, the amount paid to Lender will be equal to the Cash Repayment Amount. Lender is solely responsible for the accuracy of information provided to the Company in connection with any repayment hereunder (whether in cash or in Tokens). Lender acknowledges and agrees that providing an inaccurate wallet address, account information, network address, or other information for purposes of repayment hereunder will likely result in irreversible loss and the Lender will be solely liable for such loss. The Company will have no further obligation to repay the Lender, and the Company will have been deemed to have fully repaid the Debt Amount in the event the Lender does not receive Tokens due to the Company receiving an inaccurate wallet address, network address or other information related to a transfer of Tokens and the Company then sends Tokens to that an inaccurate wallet address, network address or other information repository.

c.   **Early Repayment Right by Lender**. At any time before the second (2) anniversary of this DPA, the Lender may provide written notice to the Company demanding an early repayment of the Debt Amount ("**Early Fiat Repayment Notice**"). Within fifteen (15) calendar days of receiving an Early Fiat Repayment Notice, the Company must direct the Portal (as defined in Section 2) to release the Lender Escrow Amount to the Lender in USD cash with no interest due thereon ("**Early Fiat Repayment Amount**"). Upon the Company paying (through the release of the Lender Escrow Amount from the Escrow Account) the Early Fiat Repayment Amount to the Lender pursuant to this **Section 1(c)**, the Company's repayment obligations under this DPA shall be <u>fully satisfied</u>. If the Company receives multiple Early Fiat Repayment Notices within a fifteen (15) calendar day period, the Company may make payments to all relevant Lenders on the same day that is no more than fifteen (15) calendar days from the date

of the last such notice. For avoidance of doubt, in the event of a successful Capital Call Event, pursuant to **Section 1(e)**, the Lender's right to request Early Repayment will be extinguished.

    d. **Early Repayment in Cash.**

        (i)   <u>Early repayment without interest</u>. At any time before six (6) months from the Effective Date, unless the Company has ownership or control of Tokens in an amount sufficient for early repayment of debt by Tokens in full, the Company may in its discretion satisfy its obligations with respect to any Debt Amount in USD cash, <u>in full</u>, with no interest owed to the Lender;

        (ii)   <u>Early repayment with interest</u>. At any time after the six (6) month anniversary of the Effective Date, unless the Company has ownership or control of Tokens in an amount sufficient for early repayment of debt by Tokens in full, the Company may in its discretion satisfy its obligations with respect to the Debt Amount in USD cash, <u>in full</u>, by paying to the Lender the Cash Repayment Amount.

    e. **Capital Call Event**. At any time between the one (1) year anniversary of the Effective Date but before the second (2ⁿᵈ) anniversary of the Effective Date, the Company may request that the Portal release the Escrow Debt Amount (as defined below) to the Company (the "**Capital Call**"). Such a request shall be submitted to both the Portal and the Lender in writing and shall include a detailed explanation of the good faith need and use for such funds. After receiving notice, the Lender has fifteen (15) days to provide an Early Fiat Repayment Notice pursuant to **Section 1(c)** to opt-out of the Capital Call, otherwise the Lender will be deemed to have consented. The Portal shall release all funds remaining in the Escrow Account, other than the amounts owed to any Lender that has provided a prior Early Fiat Repayment Notice, thirty (30) days after the Portal receives the Company's request (a "**Capital Call Event**").

    f. **Dissolution Event**. If a Dissolution Event occurs before repayment obligations under this DPA have been satisfied in full, to the extent permissible by law, Lender shall have a right to its pro rata share of any funds remaining in the Escrow Account and not previously paid to any Lender pursuant the provisions above.

2. *Definitions*

    "**Affiliate**" means any person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, another party. The term "control", "controlled", or "controlling" means the possession, directly or indirectly, of the power to direct the management and policies of a party, whether through the ownership of voting securities, by contract or otherwise.

    "**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities

Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) a Change of Control (of the Company or of an Affiliate of the Company which has control of the Company), or (iv) any other liquidation, dissolution or winding up of the Company, whether voluntary or involuntary.

"**Escrow Account**" means a Federal Deposit Insurance Corporation insured trust account maintained by PrimeTrust LLC, under the supervision of the Portal. The account must be (a) in the Company's name, (b) not subject to any pledges or liens, (c) may not be used to secure any Company financing or other debt, (d) must allow the Portal to review the balance and direct funds as necessary to fulfill the terms of this DPA, (e) and must be opened and maintained in connection with this DPA.

"**Escrow Debt Amount**" means the product of the Escrow Percentage and the Net Debt Amount.

"**Escrow Release Event**" means the earlier of (a) the Company's full payment of the Token Payment Amount pursuant to **Section 1(b)**, (b) a Capital Call pursuant to **Section 1(e)**, or (c) the second anniversary of the issuance of this DPA.

"**Escrow Refund Event**" means the earlier of (a) the Company's decision to repay the DPA pursuant to **Section 1(d)**, (b) every remaining Lender in this Series S-1 Offering providing an Early Fiat Repayment Notice within fifteen (15) days or (c) a Dissolution Event pursuant to **Section 1(f)**.

"**Lender Escrow Amount**" means the product of (a) Escrow Debt Amount, and (b) a fraction with (i) a numerator equal to the Debt Amount and (ii) a denominator equal to (a) the Series Debt Amount less (b) any other Lender's Debt Amount from the Series S-1 Offering previously repaid). For the avoidance of doubt, any payment by the Company to another Lender in the Series S-1 Offering will be considered a full repayment and reduction of said Lender's Debt Amount from the Series Debt Amount.

"**Net Debt Amount**" means the difference between the Series Debt Amount and Qualifying Portal Expenses.

"**Partial Escrow Refund Event**" means the Lender's request for repayment pursuant to **Section 1(c)**. For the avoidance of doubt, should every Lender who participated in the Series S-1

Offering request repayment pursuant to **Section 1(c)** within a fifteen (15) day period it shall be considered an Escrow Refund Event.

"**Public Token Offering**" means the opening of the Company or an Affiliate's first public sale of its Tokens to be used on an established decentralized blockchain protocol created by the Company or its affiliates. For the avoidance of doubt, a public sale will be considered one in which the existence of the offering is made public and Tokens can be purchased by some or all segments of the general public (e.g., accredited investors or U.S. residents).

"**Portal**" means OpenDeal Inc., a Delaware corporation and a SEC-registered entity operating as Republic, a FINRA registered Funding Portal, or a successor entity. In the event of the dissolution of OpenDeal Inc., the Company may appoint a successor if said successor is an independent party who agrees to act as a fiduciary for the Lenders in the Series S-1 Offering (the "**Successor Portal**").

"**Qualifying Portal Expenses**" means the sum of all of the expenses related to offerings of Debt Payable by Assets Series S-1 through Portal that the Company pays to the Portal (or entities operating the Portal) including commissions payable to the Portal, credit card fees payable in respect of amounts funded through the Portal, escrow agent transaction fees and the repayment of third-party service providers pre-paid by the Portal (and excluding costs incurred by the Company associated with the Series Debt Amount that are not paid to Portal such as legal costs).

3. *Escrow Account*

Upon the successful issuance of this instrument, the Company shall retain the Escrow Debt Amount in the Escrow Account and grant Portal all rights and privileges necessary to manage said Escrow Account. Portal will not spend, transfer, or use the funds in the Escrow Account for any purpose until the occurrence of the any of the following: (i) an Escrow Release Event, (ii) an Escrow Refund Event, (iii) a Partial Escrow Refund Event, or (iv) a Capital Call Event (each an "**Escrow Event**", and collectively the "**Escrow Events**").

Upon the occurrence of an Escrow Event, the Company shall provide timely notice to the Portal in the form of an "**Escrow Release Notice**", and within thirty (30) calendar days of the Portal receiving an Escrow Release Notice, the Portal shall transfer the funds in the Escrow Account to each and any party entitled to said funds, in accordance with the following instructions:

(i)   <u>All funds to the Company</u>. In the event of an Escrow Release Event, all funds from the Series Debt Amount remaining in the Escrow Account shall be due to the Company, immediately.

(ii)   <u>Some funds to Lender(s)</u>. In the event of a Partial Escrow Refund Event, the Company will provide copies of the Early Fiat Repayment Notice(s) to the Portal and the Portal will release the Early Fiat Repayment Amount(s) to the relevant Lenders.

(iii)   <u>All remaining funds to Lenders</u>. In the event of an Escrow Refund Event, all funds remaining in the Escrow Account from the Series Debt Amount shall be due to the

Lenders pari passu with all other Lenders, based on said Lender's Debt Amount. For the avoidance of doubt, a Lender whose Debt Amount was satisfied by providing an Early Fiat Repayment Notice and receiving an Early Fiat Repayment Amount will not receive funds from this event.

The Company will be solely responsible for any fees associated with the maintenance of the Escrow Account or the transmission of funds – no maintenance or transmission fees due post the Effective Date will be paid out of the Escrow Account or reduce the Escrow Debt Amount.

4. *Company Representations*

   a. The Company is a validly existing and in good standing under the laws of the State of Delaware, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

   b. The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when debt is to be issued to the Lender, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws or applicable constituent documents; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

   c. The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

   d. No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate or equivalent approvals; and (ii) any qualifications or filings under applicable securities laws.

   e. Except as required by law, the Company agrees (i) not to treat this DPA as debt for tax purposes or for any non-tax purposes and (ii) not to report any payments, deemed payments, or accrued payment obligations on this DPA as a payment of interest or accrual

of "original issue discount" (as defined in Section 1273 of the Internal Revenue Code of 1986, as amended) on any tax return of the Company or any of its Affiliates.

f. NEITHER THE COMPANY NOR ANY OF ITS AFFILIATES MAKES ANY WARRANTY WHATSOEVER WITH RESPECT TO THE TOKENS, INCLUDING ANY (I) WARRANTY OF MERCHANTABILITY; (II) WARRANTY OF FITNESS FOR A PARTICULAR PURPOSE; (III) WARRANTY OF TITLE; OR (IV) WARRANTY AGAINST INFRINGEMENT OF INTELLECTUAL PROPERTY RIGHTS OF A THIRD PARTY; WHETHER ARISING BY LAW, COURSE OF DEALING, COURSE OF PERFORMANCE, USAGE OF TRADE, OR OTHERWISE. EXCEPT AS EXPRESSLY SET FORTH HEREIN. LENDER ACKNOWLEDGES THAT IT HAS NOT RELIED UPON ANY REPRESENTATION OR WARRANTY MADE BY THE COMPANY OR ANY OF ITS AFFILIATES, OR ANY OTHER PERSON ON BEHALF OF THE COMPANY OR ANY OF ITS AFFILIATES.

g. The Company is (i) not required to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), (ii) not an investment company as defined in section 3 of the Investment Company Act of 1940, and is not excluded from the definition of investment company by section 3(b) or section 3(c) of such Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under §4(a)(6) due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

5. *Lender Representations*

a. The Lender has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Lender, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

b. The Lender has been advised that this instrument has not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Lender understands that this instrument may not be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

c. The Lender is entering in this instrument not with a view to, or for resale or otherwise redistribute the same.

d. The Lender acknowledges, and is entering into this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

e. The Lender acknowledges that the Lender has received all the information the Lender has requested from the Company and the Lender considers necessary or appropriate for deciding whether to acquire this instrument, and the Lender represents that the Lender has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and to obtain any additional information necessary to verify the accuracy of the information given to the Lender. In deciding to purchase this instrument, the Lender is not relying on the advice or recommendations of the Company or of the Portal and the Lender has made its own independent decision that the purchase of this instrument is suitable and appropriate for the Lender. The Lender understands that no federal or state agency has passed upon the merits or risks in this instrument or made any finding or determination concerning the fairness or advisability of this purchase.

f. The Lender understands and acknowledges that as a DPA Lender, the Lender shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

g. The Lender understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and any assets used to satisfy the debt obligations hereunder.

h. If the Lender is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Lender hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any offer or sale of this instrument, including (a) the legal requirements within its jurisdiction for the purchase of this instrument; (b) any foreign exchange restrictions applicable to such purchase; (c) any governmental or other consents that may need to be obtained; and (d) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of this instrument. The Lender acknowledges that the Company has taken no action in foreign jurisdictions with respect to this instrument.

i. The Lender understands that this instrument is being offered in a regulation crowdfunding offering with other DPAs, and all participants in the aforementioned offering, together, "Lenders," will have the same rights and obligations.

j. The Lender agrees that except in the case of the Portal's willful misconduct, the Portal shall have no liability to the Lender or any third party for any form of damages (including without limitation, direct, indirect, incidental, special or consequential damages) arising out of or related to the Portal's management of the Escrow Account.

k. The Lender understands and expressly accepts that the Tokens have been created and will be delivered to the Lender at the sole risk of the Lender on an "AS IS" and "UNDER DEVELOPMENT" basis. The Lender understands and expressly accepts that the Lender has not relied on any representations or warranties made by the Company outside of this instrument, including, but not limited to, conversations of any kind, whether through oral or electronic communication, or any white paper. WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, THE LENDER ASSUMES ALL RISK AND LIABILITY FOR THE RESULTS OBTAINED BY THE USE OF ANY TOKENS AND REGARDLESS OF ANY ORAL OR WRITTEN STATEMENTS MADE BY THE COMPANY, BY WAY OF TECHNICAL ADVICE OR OTHERWISE, RELATED TO THE USE OF THE TOKENS.

l. The Lender understands that Lender has no right against the Company or any other person or Affiliate except in the event of the Company's breach of this instrument or intentional fraud. THE COMPANY'S AGGREGATE LIABILITY ARISING OUT OF OR RELATED TO THIS INSTRUMENT, WHETHER ARISING OUT OF OR RELATED TO BREACH OF CONTRACT, TORT OR OTHERWISE, SHALL NOT EXCEED THE TOTAL OF THE AMOUNTS PAID TO THE COMPANY PURSUANT TO THIS INSTRUMENT. NEITHER THE COMPANY NOR ITS REPRESENTATIVES SHALL BE LIABLE FOR CONSEQUENTIAL, INDIRECT, INCIDENTAL, SPECIAL, EXEMPLARY, PUNITIVE OR ENHANCED DAMAGES, LOST PROFITS OR REVENUES OR DIMINUTION IN VALUE, ARISING OUT OF OR RELATING TO ANY BREACH OF THIS INSTRUMENT.

m. The Lender understands that Lender bears sole responsibility for any taxes imposed on the Lender as a result of the matters and transactions the subject of this DPA, and any future acquisition, ownership, use, sale or other disposition of Tokens issued to the Lender pursuant to the terms of this DPA. To the extent permitted by law, the Lender agrees to indemnify, defend and hold the Company or any of its Affiliates, employees or agents (including developers, auditors, contractors or founders) harmless for any claim, liability, assessment or penalty with respect to any taxes (other than any net income taxes of the Company that result from the issuance of Tokens to the Lender) arising or imposed on the Lender's acquisition, use or ownership of Tokens pursuant to this DPA.

6. *Transfer Restrictions*.

The Lender understands and agrees that the Company may place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this DPA (and any Tokens used to repay this DPA), together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws or similar constituent documents, as applicable, any other agreement between the Lender and the Company or any agreement between the Lender and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THESECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

7. *Miscellaneous*.

   a. Any provision of this instrument may be amended, waived or modified only upon the written consent of the Company and the Lender.

   b. The Lender is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Lender, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

   c. In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

   d. All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

   e. Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be New York, NY. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator

may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

f.   The parties agree that any arbitration shall be limited to the dispute between the Company and the Lender individually and this DPA only. To the full extent permitted by law, (i) no arbitration shall be joined with any other; (ii) no dispute between the parties is to be arbitrated on a class-action basis or will utilize class action procedures; and (iii) Lender may not bring any dispute in a purported representative capacity on behalf of the general public or any other persons.

g.   Notwithstanding the foregoing, the parties agree that the following disputes are not subject to the above provisions concerning informal negotiations and binding arbitration: (i) any disputes seeking to enforce or protect, or concerning the validity of, any of a party's intellectual property rights; (ii) any dispute related to, or arising from, allegations of theft, piracy, invasion of privacy or unauthorized use; and (iii) any claim for injunctive relief.

h.   This instrument is not intended to and shall not be construed to give any third party any interest or rights (including, without limitation, any third-party beneficiary rights) with respect to or in connection with any agreement or provision contained herein or contemplated hereby, except as otherwise expressly provided for in this instrument.

i.   This instrument constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes any prior agreement or understandings among them. The rights and obligations of the parties to this instrument will be binding on, and will be of benefit to, each of the parties' successors, assigns, heirs and estates.

j.   All notices under this instrument will be sent via email or through the Platform that facilitated the offering of this instrument, notice will be considered effective when sent. The Company may post updates on its website as a courtesy to Lenders, but is not required to, nor will updates posted exclusively on the Company's website be considered effective notice unless each Lender is directed to said website via email or through the platform that facilitated the offering of this instrument. Once a party has provided notice, the other party will have fifteen (15) calendar days to respond if there is an *actionable event* (for example requesting a cash remittance under **Section 1(c)**. It is the Lender's sole responsibility to keep the Company informed of any changes in Lender's email address or any transfers of ownership of this instrument.

k.   In no event shall any stockholder, officer, director or employee of the Company be liable for any amounts due or payable pursuant to this instrument.

l.   The Company shall not be liable or responsible to the Lender, nor be deemed to have defaulted under or breached this instrument, for any failure or delay in fulfilling or performing any term of this instrument, when and to the extent such failure or delay is caused by or results from acts beyond the affected party's reasonable control, including,

without limitation: (i) acts of God; (ii) flood, fire, earthquake or explosion; (iii) war, invasion, hostilities (whether war is declared or not), terrorist threats or acts, or other civil unrest; (iv) laws or (v) action by any Governmental Authority.

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

POQ ISSUER LLC

By: _____
Name: Michael Weiksner
Address: 12 Ledge Rd, Old Greenwich, CT 06870
Email: mike@pocketfulofquarters.com

LENDER

By: _____
Name: [INVESTOR]

Lender Wire Information / ACH Information:
Routing number: $routing_number$
Account number: $account_number$